Form 10-K, Exhibit 13
period 1996-12-31
SWISHER INTERNATIONAL GROUP INC
filed 1997-03-31
CIK 1025834

CORPORATE PROFILE

Swisher International Group Inc. is the world's largest manufacturer and marketer of cigars as measured by units sold. The company, which was founded in 1861, also makes smokeless tobacco products, including loose-leaf chewing tobacco, moist snuff, and dry snuff. Swisher's main cigar manufacturing facility is in Jacksonville, Florida. The company's smokeless tobacco products are manufactured in Wheeling, West Virginia.

                         PRO FORMA FINANCIAL HIGHLIGHTS
                 dollars in thousands except per share amounts

Pro Forma Year Ended December 31,                              1996         1995
---------------------------------                              ----         ----
Net sales ............................................     $225,229     $186,386
Cost of sales ........................................      113,764      100,036
Gross profit .........................................      111,465       86,350
Selling, general and administrative expenses .........       53,320       52,306
Operating profit .....................................       58,145       34,044
Interest expense, net ................................        9,505        8,445
Other expense, net ...................................          153         --
Income before income taxes ...........................       48,487       25,599
Provision for income taxes ...........................       19,021       10,132
Pro forma net income* ................................       29,466       15,467
Pro forma earnings per share* ........................     $    .86     $    .45

* Pro forma net income and earnings per share assumes the Acquisition had taken place as of January 1, 1995 and as if the Management Services Agreement had been in effect on January 1, 1995 and excludes from 1996 results certain one-time special bonuses to management in connection with the Offering.

                                 YEAR IN REVIEW

Welcome to Swisher's first annual report.

In December, after 135 years in the cigar business, Swisher International Group Inc. became a public company. Our initial public offering was the culminating event in a year during which we reaffirmed our position as the world's leading cigar company. Our brands now account for approximately 8 percent of worldwide cigar unit sales and 31 percent of cigar unit sales in the United States. In what was a banner year for the cigar business as a whole, we continued to exceed the industry growth rates in nearly every category.

In 1996, Swisher sales grew 21 percent, reaching an all-time high of $225 million. Operating profit, on a pro forma basis, rose 71 percent, from $34 million in 1995 to $58 million in 1996. Over the same period, earnings per share on a pro forma basis nearly doubled, from $.45 to $.86. With the highest gross profit and pro forma operating margins in the cigar industry, Swisher is well positioned to continue its dynamic growth.

A BOOMING BUSINESS

Since 1993, there has been an ongoing industry increase in cigar sales in all categories -- mass market large, mass market little, and premium. Retail sales broke the billion dollar barrier for the first time in 1995 and approximated $1.2 billion in 1996. The growth can be attributed to more favorable exposure in the media, the increased acceptance of cigar smoking at home and in public places such as restaurants and cigar bars, and positive demographics boosted by the baby boomers who have reached the traditional cigar smoking age.

OUR BALANCE AND BRANDS

Balance is one reason for our success, as we offer a full range of cigars across a broad price spectrum.

We are dominant in the mass market large and little cigar categories, and we continue to grow our premium cigar sales from their current 10 percent share base. Established brand names have built our leadership position. Swisher Sweets is the best-selling brand in the United States and the world in both the large and little cigar categories, and King Edward is well-recognized in at least 70 countries worldwide.

In addition to cigars, Swisher manufactures and markets a broad range of smokeless tobacco products. Our smokeless tobacco products are loose-leaf chewing tobacco, moist snuff, and dry snuff. The smokeless tobacco market is much larger than cigars in terms of retail sales dollars and is a very strong cash flow provider to Swisher.

OUR MARKETING MUSCLE

Much of the credit for our growth goes to our sales and marketing organization, which is the best in the business. Nationwide, we have a team of 250 sales and marketing professionals -- the largest in the cigar industry -- that allows us to maintain our leadership position.

OUR NEW PRODUCT FOCUS

Another advantage of being the leader is the clout we have when it comes to introducing new products. The fact that more than a quarter of our net sales are from products introduced over the past decade is a strong measure of our ability to identify and fill market needs with new products -- and to get those products well positioned.

MANUFACTURING

On the manufacturing front, we are dedicated to being both the low-cost producer and the quality leader in each category. This year we will be expanding large cigar production in our Jacksonville, Florida, facility. By the end of 1997, we will have completed the project, begun in 1996, to bring our little cigar production in house, significantly improving our margins. The expansion of our moist snuff facility in Wheeling, West Virginia, will begin in the second half of 1997. And, to better position ourselves in the fast-growing premium cigar market, we will be opening our own cigar-making facility in Honduras and a joint-venture facility in the Dominican Republic during 1997.

LOOKING FORWARD

We are the world's largest cigar manufacturer. We have well established brand names and a broad product mix. We have the best sales and marketing organization in the industry, and we have the experience to develop and deliver innovative new products. We also have the capital strength to improve manufacturing efficiencies. As we move forward, we are confident that Swisher will enhance its leadership position and profitability while staying ahead of the industry sales curves for both cigars and smokeless tobacco products.



/s/ William Ziegler, III
------------------------
William Ziegler
Chairman of the Board and Chief Executive Officer,
March 5, 1997

MASS MARKET LARGE CIGARS

Mass market large cigars accounted for 61 percent of U.S. cigar industry unit sales and an estimated 68 percent of retail dollar sales in 1996. That's about $800 million in retail sales. Mass market large cigar industry unit sales increased by 15 percent last year. Swisher had a 26 percent unit market share in 1996, with mass market large cigar net sales of $108 million.

The mass market large cigar category is the nation's biggest in terms of units and sales dollars. As a company, Swisher is the category leader, and our Swisher Sweets line is the dominant large cigar brand, accounting for approximately one of every four cigars sold.

Over the past year, all of our large cigar brands benefited from broader distribution and increased customer satisfaction at the retail level, thanks to the work of our sales force and our emphasis on national account development. In addition to Swisher Sweets, those brands include King Edward, Optimo, Santa Fe, El Trelles, and Keep Moving.

Swisher is first and foremost a marketing company. We feel our brand names are valuable assets and we are always trying to preserve and expand their reach. First introduced in 1906 and now recognizable worldwide, our King Edward brand is the most widely distributed American cigar and the nation's number one export brand. In 1996, we moved to capitalize on the strength of the King Edward franchise with new products such as aromatic vanilla and cherry flavored cigars with a wood tip. In early 1997, we introduced the King Edward Classic, a mid-priced large cigar with an imported, natural leaf wrapper.

In 1996, we also introduced two new pipe tobacco cigars under the Blackstone name. Blackstone is made from an aromatic pipe tobacco blend. This product has become increasingly popular with smokers who prefer the aroma and flavor of pipe tobacco in a cigar. In 1997, we launched Corral Wodiska's Cazadores, a cigar which will create its own category, mass market premium. Over the past year, there has been a dramatic, industry-wide shortage of premium cigars. Cazadores is a premium cigar that has high-quality filler tobacco and a natural wrapper, and, since it is machine made rather than hand rolled, we can meet demand. Sold individually in convenience stores and other non-traditional premium cigar locations, the Cazadores brand is a good example of the way that Swisher, because of our resources and new product focus, can move quickly to develop and market quality cigars.

     [PHOTOGRAPHS OF SOME OF THE COMPANY'S MASS MARKET LARGE CIGAR PRODUCTS]

LITTLE CIGARS

The U.S. mass market little cigar category accounted for 33 percent of total cigar industry unit sales in 1996 and an estimated $120 million of retail sales, or 10 percent of total cigar revenues. In 1996, industry little cigar unit sales were up 6 percent from the previous year. Swisher has 42 percent of this market and registered net sales of $22 million in 1996.

Swisher is far and away the dominant player in the mass market little cigar category thanks to the extraordinary sales strength of our Swisher Sweets Little Cigars, the largest selling little cigar in the United States in both units and dollars.

Introduced just over a decade ago, the Swisher Sweets Little Cigar brand has soared to a 40 percent market share in 1996, a remarkable performance that shows no sign of leveling off. Growth is supported by our national accounts sales program, print advertising, and product line extensions -- Swisher Sweets are now available in regular, menthol, light, and cherry. In 1996 alone, the Swisher Sweets brand grew at nearly twice the rate of the entire little cigar category, which led to an increase in market share. The Swisher Sweets Little Cigar is the success story in the American cigar industry, and, we think, proof positive of Swisher's ability to identify and fill a market need with a quality product.

This past year, we moved to further increase our profit margin in little cigars on a new front -- manufacturing. Previously, we have outsourced the production of little cigars. In 1996, we began acquiring and installing state-of-the-art equipment in Jacksonville and began manufacturing and packaging them ourselves. By the fourth quarter of 1997, we will be producing all of our little cigars in house. The move will dramatically improve margins, quality control, and inventory management, and we will now have our own highly trained people on the production side.

          [PHOTOGRAPHS OF SOME OF THE COMPANY'S LITTLE CIGAR PRODUCTS]

PREMIUM CIGARS

The premium cigar business in the United States represented just 6 percent of the total cigar industry units sold in 1996. However, because of their higher prices, premium cigars accounted for an estimated 22 percent of total retail cigar revenues, or about $264 million. In 1996, the premium cigar market grew by a remarkable 67 percent. In 1996, based on units sold, Swisher had a 10 percent share of the premium market with net sales of $31 million.

We distribute a line of high-quality premium cigars in a wide range of shapes and sizes. Our premium cigars are hand made in the Canary Islands, the Dominican Republic, Honduras, and Nicaragua with natural leaf wrappers and long filler tobacco. The majority of the premium cigars we distribute are our own brands, manufactured overseas under our supervision. The Swisher brands are Bering, La Diligencia, Don Julio, Flor de Jalapa, La Primadora, Sabroso, Siglo 21, and Tiburon. We also have the U.S. distribution rights to several imported premium brands, including Casa Buena, Carlin, and Pleiades.

We entered the premium cigar business with the acquisition of the Bering brand back in 1986. Since then, we have restructured our sales force, creating an independent Premium and Export Division that markets our premium cigars to smoke shops, restaurants, cigar bars, and country clubs. Last year, four new brands were introduced. And, in 1997, we will be launching Pleiades Reserve Privee, a specially-aged, "vintage" tobacco cigar line that will be available in limited quantities. For 1996, the premium cigar business, for all the participants, had two key story lines: explosive growth and short supply.

The cigar business has been booming, driven by increased acceptance and a more upscale image. The premium category has had the highest growth rate, but success has had a price: an industry-wide back-order position. That is because, whatever the demand, you can not hurry the manufacture of premium cigars. With curing, fermenting, and drying, it takes well over a year to go from a tobacco seedling to a finished cigar. And the fact that each cigar is hand rolled is another constraint, as it takes about a year to get a new roller properly trained.

We are attacking the shortage by building our own cigar-making facility in Honduras and a joint-venture facility in the Dominican Republic. Though we are already on site in a supervisory capacity for overseas cigar manufacturing, these facilities will give us even greater control over quality and production, and enable us to further develop our relationships with local farmers and growers. Most importantly, they will mean a greater supply of premium cigars to meet the increased demand.

          [PHOTOGRAPHS OF SOME OF THE COMPANY'S PREMIUM CIGAR PRODUCTS]

                           SMOKELESS TOBACCO PRODUCTS

In 1996, total U.S. retail revenues for smokeless tobacco products approximated $2.5 billion, breaking down to $1.92 billion for moist snuff, $500 million for loose-leaf chewing tobacco, and $76 million for dry snuff. Swisher's market shares in the three smokeless tobacco categories in which it competes are 4.6 percent of moist snuff, 6.7 percent of loose-leaf chewing tobacco, and 29.2 percent of dry snuff. The company's smokeless tobacco product net sales totaled $64 million in 1996.

Swisher manufactures and markets a full line of smokeless tobacco products, including moist snuff, loose-leaf chewing tobacco, and dry snuff.

The success of all of our smokeless products, which are made in Wheeling, West Virginia, is fueled by the same strengths that drive our growth on the cigar side of our business: the marketability of our brand names, our focus on new products, our sales and marketing support, and our pursuit of manufacturing efficiencies.

In a business where brand-name recognition is an invaluable commodity, we have a wealth of established names in the smokeless category. For example, Mail Pouch, which celebrated its 100th anniversary in 1996, was the original loose-leaf chewing tobacco, and it is still a strong selling brand.

At Swisher, we have built a reputation for researching, developing, and successfully launching new smokeless products or line extensions that create or fill a market need. Our popular Silver Creek moist snuff line, for instance, has been expanded to include Silver Creek Fine Cut and Silver Creek Cherry. And, in 1997, we are rolling out our latest addition to the line, Silver Creek Straight.

        [PHOTOGRAPHS OF SOME OF THE COMPANY'S SMOKELESS TOBACCO PRODUCTS]

Sales and marketing support for all of our smokeless tobacco products, whether they're a century old or just being test marketed, is vital. Importantly, these products are backed by the same national sales force that markets our cigars with promotional pricing, eye-catching merchandising materials, and extensive print advertising. Our salespeople use our cigars' market strength at the retail level to see that our smokeless tobacco products get well displayed, a key to success in this competitive market.

We are innovative on the manufacturing side as well, exploring new technology and implementing performance-related programs. Last year, we installed new packaging equipment for moist snuff that lowered the cost of each pound sold.

MOIST SNUFF

Our moist snuff products are Cooper, Gold River, Silver Creek, and Redwood. We also manufacture private label brands for distributors, some with their own trade names, who supply various retail outlets throughout the country.

Moist snuff is the dominant smokeless story. At almost $2 billion in retail sales in 1996, moist snuff accounts for over three-quarters of annual retail sales of smokeless tobacco products. Given the strength of this sector, moist snuff is where we are targeting our smokeless tobacco sales and marketing thrust -- and it is also where we are having the most success. Since 1992, our moist snuff products have grown at almost seven times the rate of the overall moist snuff market due to our value pricing strategy and the performance of our sales and marketing team. And, while the overall moist snuff market showed modest growth of approximately 4 percent in 1996, our unit sales were up 14 percent, which led to an increase in our market share.

LOOSE-LEAF CHEWING TOBACCO

Swisher's loose-leaf chewing tobacco brands include Chattanooga Chew, Earl Caulfield's, Lancaster Limited-Reserve, and Mail Pouch. As is the case with moist snuff, we also supply many distributors with private label products. In 1996, while overall chewing tobacco unit sales declined by about 3 percent, our unit sales were up more than 10 percent based on the strength of a new promotional pricing campaign.

DRY SNUFF

Our major dry snuff brands are Tops, Navy, Railroad Mills, Superior, Buttercup, Society, and Honey Bee. The dry snuff category, with its substantial profit margins and low marketing costs, helps generate strong cash flow for Swisher.

                            SELECTED FINANCIAL DATA
                   dollars in thousands except share amounts

The following selected financial data was derived from the consolidated financial statements of the Company. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and the related notes thereto. As discussed in Note 1 to the consolidated financial statements, prior to November 6, 1995, the Predecessor was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, AMPCo was acquired by Eridania Beghin-Say, S.A. ("EBS"), which simultaneously entered into an agreement to sell the Predecessor to the Successor. As a result of the acquisition on November 6, 1995, the Successor's consolidated results of operations and cash flows for the year ended December 31, 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods.

                                                    Successor                                    Predecessor
                                   -----------------------------------------  ------------------------------------------------------
                                                    Pro Forma    Period from   Period from
                                      Year Ended   Year Ended  November 7 to  January 1 to         Year ended December 31,
                                    December 31, December 31,   December 31,   November 6,  ----------------------------------------
                                            1996         1995a          1995          1995         1994         1993          1992
                                            ----         -----          ----          ----         ----         ----          ----
Statement of Operations:
Net sales ..........................   $ 225,229    $ 186,386    $  31,266     $ 155,120    $ 163,285    $ 156,485     $ 148,878
Cost of sales ......................     113,764      100,036       16,514        83,522       88,720       89,193        87,476
Gross profit .......................     111,465       86,350       14,752        71,598       74,565       67,292        61,402
Selling, general and
  administrative expenses ..........      61,008       52,306        7,207        40,331       47,208       50,366        46,013
Restructuring expenses .............        --           --           --            --          5,400        5,200         3,593
Operating profit ...................      50,457       34,044        7,545        31,267       21,957       11,726        11,796
Interest expense, net ..............       9,505        8,445        1,670         3,437        5,503        9,081        10,163
Other expense (income), net ........         153         --             25        (2,360)      (2,706)      (1,995)       (1,374)
Income before income taxes, minority
  interest and accounting changes ..      40,799       25,599        5,850        30,190       19,160        4,640         3,007
Provision for income taxes .........      16,006       10,132        2,228        11,536        7,461        1,570         1,355
Income before minority interest
  and accounting changes ...........      24,793       15,467        3,622        18,65)       11,699        3,070         1,652
Minority interest ..................        --           --            --          (967)         (997)      (1,010)         (426)
Income before accounting changes ...      24,793       15,467        3,622        17,687       10,702        2,060         1,226
Accounting changes .................        --           --           --            --           --         (6,898)b       1,118c
Net income (loss) ..................   $  24,793    $  15,467    $   3,622     $  17,687    $  10,702    $  (4,838)    $   2,344
Earnings per share .................   $     .73
Weighted average number
  of shares outstanding ............      34,100
Other:
Gross margin .......................        49.5%        46.3%        47.2%         46.2%        45.7%        43.0%         41.2%
Operating margin ...................        22.4         18.3         24.1          20.2         13.5          7.5           7.9
Ebitda margin ......................        24.8         21.2         26.7          24.1         17.9         11.6          11.9
Ebitda d ...........................   $  55,884    $  39,453    $   8,337     $  37,451    $  29,176    $  18,201     $  17,749
Balance Sheet:
Working capital ....................   $  53,011                 $  31,925     $  39,690    $  46,794    $  54,950     $  51,880
Total assets .......................     199,239                   194,230       185,085      193,860      177,394       179,069
Total debt .........................     117,685                   128,152        61,050       77,104       78,214        83,413
Total stockholders' equity .........      46,543                    34,750        93,330       80,365       69,663        74,501

a Pro forma results of operations presents the results of operations as if the Acquisition (see Note 1 to the Consolidated Financial Statements) had taken place as of January 1, 1995 and as if the Management Services Agreement (see
  Note 13 to the Consolidated Financial Statements) between Hay Island Holding Corporation and the Company had been in effect as of January 1, 1995.
b Represents 1993 cumulative effect of change in method of accounting for postretirement benefits other than pensions and other postemployment benefits, net of income taxes. (See Notes 7 and 8 to the Consolidated Financial Statements).
c Represents 1992 cumulative effect of change in the method of accounting for income taxes.
d Ebitda is defined as earnings before interest expense, net, provision for income taxes and depreciation and amortization. The Company believes that EBITDA is a measure commonly used by analysts and investors. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company. EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.
e See Note 4 to the Consolidated Financial Statements for restrictions of dividend payments.

                                      MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Swisher International Group Inc.'s (the "Company") consolidated financial statements and the related notes thereto.

OVERVIEW

Founded in 1861, the Company is the largest manufacturer and marketer of cigars in the world with an 8% market share and in the United States with a 31% market share, measured by units sold in 1996. The Company's net sales have increased from $163.3 million in 1994 to $225.2 million in 1996, representing a compound annual growth rate of 17.4%. During the same period, the Company's operating profit increased from $27.4 million (before restructuring expenses of $5.4 million) to $50.5 million, representing a compound annual growth rate of 35.8%. The Company believes that its strong operating performance has been due to: (i) the strength of the Company's brands, especially its Swisher Sweets brand, which the Company believes is the largest selling cigar brand in the United States,
(ii) the resurgence in cigar smoking and the related growth in the consumption and retail dollar sales of cigars, (iii) the Company's significant market position in each of the major cigar product categories in which it competes,
(iv) its ability to increase prices of its major cigar product categories in each of the last several years, (v) the growth in the retail dollar sales of moist snuff smokeless tobacco products, and the Company's increasing market share of this product category, (vi) its continuous efforts to reduce manufacturing unit costs and improve its manufacturing processes and (vii) the strength of the Company's sales and marketing organization.

The Company's profitability depends, to a significant extent, on the level of utilization of its manufacturing capacity and the efficiencies of its operations. As the Company has increased its volume, coupled with the Company's processing improvements and pricing increases, the Company's gross margin improved from 45.7% of net sales in the year ended December 31, 1994 to 49.5% of net sales in the year ended December 31, 1996, and its operating profit margin improved from 16.8% of net sales (before restructuring expenses of $5.4 million) in the year ended December 31, 1994 to 22.4% of net sales in the year ended December 31, 1996.

The Company believes that the gross profit margins in the cigar industry vary by cigar product category. The Company's gross profit margins also vary. The relative gross profit margins of its major cigar categories in descending order are, generally, little cigars, premium cigars and mass market large cigars. In general, the gross profit margins on smokeless tobacco products are higher than the gross profit margins on cigar products.

The Company has completed three major cost savings initiatives to streamline its operations, increase its manufacturing efficiencies and improve its sales and marketing organization while reducing overall administrative costs. In 1993, the Company completed the consolidation of its dry snuff and moist snuff manufacturing, packaging and shipping operations from its plant in Helmetta, New Jersey, which it closed, to its Wheeling, West Virginia, facility. In 1994, as a result of the merger of Helme Tobacco Company into Swisher International, Inc. ("Swisher International"), the Company realized significant reductions in selling, general and administrative expenses. In 1995, the Company completed the closing of its Waycross, Georgia, cigar plant and consolidated all of its cigar manufacturing activities into its Jacksonville, Florida, facility. As a result of these consolidations, the Company incurred pretax restructuring charges of $5.4 million in 1994, $5.2 million in 1993 and $3.6 million in 1992, and has realized significant cost savings in its base manufacturing and selling, general and administrative expenses.

The Company's raw material inventory requirements for cigar production are relatively modest due to its long standing relationships with major tobacco suppliers who commit to supply tobacco as needed by the Company. The Company's largest working capital requirements are driven by its smokeless tobacco operations. The tobacco for dry and moist snuff and loose leaf chewing tobacco requires aging of two to three years before being processed into finished products. The Company maintains sufficient smokeless tobacco raw material inventories to ensure proper aging and an adequate supply. Although the Company's business is not seasonal, purchases of smokeless tobacco raw material inventory typically occur from the middle of the fourth quarter through the end of the first quarter of each year. Therefore, inventories at year end and at the end of the first quarter are typically higher than during the rest of the year.

The Company currently purchases its premium cigars from third-party manufacturers. Prices for each year are generally agreed to prior to the start of the year. Typically, prices are subject to adjustment if the third-party manufacturer can substantiate that its costs of manufacturing have increased by a fixed percentage over the costs assumed in setting the prices. The Company's ability to maintain its gross margins for premium cigars in the event of price increases by the third-party manufacturers is dependent on its ability to pass along these cost increases in the form of price increases to its customers. Over the last few years, the Company has been able to raise retail prices to recover product price increases, however, there is no assurance it will be able to do so in the future to the full extent needed to maintain its gross margins.

The Company sources its tobacco requirements from vendors in countries throughout the world. In addition, approximately 4% of the Company's 1996 net sales were to customers in foreign countries. Virtually all of the Company's sales are denominated in U.S. dollars, as are its raw material and finished product purchases. Thus, the Company has no material exposure to foreign exchange gains or losses.

The Company is a holding company, which owns the outstanding capital stock of Swisher International, through which the Company conducts its business operations. The results of operations and financial position of the Company reflect the consolidated results of operations and financial position of Swisher International and its predecessors. Before November 6, 1995, Swisher International was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, the Company acquired all of the outstanding shares of Swisher International (the "Acquisition"). Prior to the Acquisition, a subsidiary of Swisher International owned certain trademarks, tradenames, patents and copyrights used by Swisher International and AMPCo for which such subsidiary received royalty income from Swisher International and AMPCo, which is included in "Other expense (income), net" on the Statement of Operations. The portion of such royalty income attributable to AMPCo is listed as a minority interest on the financial statements of the predecessor company. Upon the sale of Swisher International on November 6, 1995, this subsidiary was liquidated and dissolved. The trademarks relating to the business of Swisher International are currently owned by its wholly owned subsidiary, King Edward Technology, Inc.

The results of operations and financial position of the Company have been significantly affected by adjustments resulting from the Acquisition, including a substantial increase in debt associated with the Acquisition, the allocation of purchase price and amortization of goodwill. As a result of these adjustments, the results of operations and financial position of the Company before the Acquisition are not comparable with its results of operations and financial position thereafter. To facilitate the comparison of the predecessor results of operations of the Company for the year ended December 31, 1994 and the successor results of operations for the year ended December 31, 1996 with the year ended December 31, 1995, the predecessor results of operations of the Company for the period January 1, 1995 through November 6, 1995 have been combined with the successor results of operations of the Company from the period November 7, 1995 through December 31, 1995 and presented after giving pro forma effect to the Acquisition as if the Acquisition had occurred on January 1, 1995.

                             RESULTS OF OPERATIONS
                              dollars in thousands

The following table sets forth certain of the Company's statement of operations data for each of the periods presented:

                                                          Successor             Predecessor
                                                ----------------------------   -------------
                                                                  Pro Forma
                                                   Year Ended    Year Ended      Year Ended
                                                  December 31,  December 31,    December 31,
                                                         1996         1995a            1994
                                                         ----         -----            ----
Statement of Operations Data:
Net sales ......................................   $  225,229    $  186,386     $  163,285
Cost of sales ..................................      113,764       100,036         88,720
Gross profit ...................................      111,465        86,350         74,565
Selling, general and administrative expenses ...       61,008b       52,306         47,208
Restructuring expenses .........................         --            --            5,400
Operating profit ...............................       50,457        34,044         21,957
Interest expense, net ..........................        9,505         8,445          5,503
Other expense (income), net ....................          153          --           (2,706)
Income before income taxes and minority interest       40,799        25,599         19,160
Provision for income taxes .....................       16,006        10,132          7,461
Income before minority interest ................       24,793        15,467         11,699
Minority interest ..............................         --            --             (997)
Net income .....................................   $   24,793    $   15,467     $   10,702

Statement of Operations Data
as a Percentage of Net Sales:
Net sales ......................................        100.0%        100.0%         100.0%
Cost of sales ..................................         50.5          53.7           54.3
Gross margin ...................................         49.5          46.3           45.7
Selling, general and administrative expenses ...         27.1b         28.0           28.9
Restructuring expenses .........................         --            --              3.3
Operating margin  ..............................         22.4b         18.3           13.5
Interest expense, net ..........................          4.2           4.5            3.4
Other expense (income), net ....................           .1          --             (1.7)
Income before income taxes and minority interest         18.1          13.8           11.8
Provision for income taxes .....................          7.1           5.4            4.6
Income before minority interest ................         11.0           8.4            7.2
Minority interest ..............................         --            --              (.6)
Net income .....................................         11.0%          8.4%           6.6%


a The unaudited pro forma statement of operations data gives pro forma effect to the Acquisition as if it had occurred on January 1, 1995 and to the Management Services Agreement (see Note 13 to the Consolidated Financial Statements) as if it had been in effect as of January 1, 1995. The unaudited pro forma data is for information purposes only and does not purport to be representative of results of operations or financial position of the Company had the Acquisition actually taken place as of January 1, 1995 or had the Management Services Agreement been in effect as of January 1, 1995.
b Selling, general and administrative expenses for the year ended December 31, 1996 includes a payment of approximately $4.7 million for one-time, special bonuses to management. Excluding the $4.7 million from 1996 results, selling, general and administrative expenses and operating margin as percentages of net sales would have been 25.0% and 24.5%, respectively.

                                 1996 vs. 1995

YEAR ENDED DECEMBER 31, 1996 COMPARED TO
PRO FORMA YEAR ENDED DECEMBER 31, 1995

Net Sales
Net sales increased $38.8 million or 20.8% to $225.2 million for the year ended December 31, 1996 from $186.4 million for the year ended December 31, 1995. The increase in net sales was primarily due to higher sales of cigars and, to a lesser extent, higher sales of smokeless tobacco products. Cigar sales increased principally due to growth in unit volumes of premium, mass market large cigars and little cigars. Cigar sales also increased as a result of a shift in sales mix to higher priced cigars and price increases on all cigar brands. Smokeless tobacco sales increased as a result of continued volume increases, particularly in moist snuff.

Gross Profit
Gross profit increased $25.1 million or 29.1% to $111.5 million (49.5% of net sales) for the year ended December 31, 1996 from $86.4 million (46.3% of net sales) for the year ended December 31, 1995. The increase in gross profit for 1996 was due to the increase in net sales in the cigar and smokeless tobacco product categories. As a percentage of net sales, gross profit increased due to fixed manufacturing costs being spread over increased production volumes. In addition, the Company incurred certain tobacco raw material cost increases which it was able to offset by higher selling prices.

Selling, General and Administrative ("SG&A") Expenses
SG&A expenses increased $8.7 million or 16.6% to $61.0 million (27.1% of net sales) for the year ended December 31, 1996 from $52.3 million (28.0% of net sales) for the year ended December 31, 1995. A substantial portion of the increase of $8.7 million is attributable to a payment of approximately $4.7 million for one-time special bonuses to management. The remainder of the increase is due primarily to increases in sales personnel and marketing programs.

The decrease, as a percentage of net sales, was primarily due to SG&A expenses increasing at a lower rate relative to the increase in net sales as a consequence of management's effort to monitor and reduce expenses. Excluding the payment of approximately $4.7 million for one-time, special bonuses from 1996 results, SG&A expenses would have been 25.0% of net sales. (See Note 13 to the Consolidated Financial Statements for a discussion of the Management Services Agreement).

Operating Profit
Operating profit increased $16.4 million or 48.2% to $50.5 million (22.4% of net sales) for the year ended December 31, 1996 from $34.0 million (18.3% of net sales) for the year ended December 31, 1995. The increase was primarily due to higher gross profit margins and a decrease in SG&A expenses as a percentage of net sales. Excluding the payment of approximately $4.7 million for one-time, special bonuses from 1996 results, operating profit would have been $55.1 million (24.5% of net sales).

Interest Expense, Net
Interest expense, net increased $1.1 million or 12.6% to $9.5 million for the year ended December 31, 1996 from $8.4 million for the year ended December 31, 1995. The increase resulted from lower levels of interest income. For the year ended December 31, 1996, the average debt balance was $122.9 million, with an average effective interest rate of 7.7%. For the year ended December 31, 1995, the average debt balance was $129.0 million, with an average effective interest rate of 7.6%.

Income Taxes
The effective income tax rate was 39.2% and 39.6% for the year ended December 31, 1996 and 1995, respectively.

Net Income
Net income increased $9.3 million or 60.3% to $24.8 million (11.0% of net sales), for the year ended December 31, 1996 from $15.5 million (8.4% of net sales), for the year ended December 31, 1995.

                                 1995 vs. 1994

PRO FORMA YEAR ENDED DECEMBER 31, 1995
COMPARED TO YEAR ENDED DECEMBER 31, 1994

Net Sales
Net sales increased $23.1 million or 14.2% to $186.4 million for the year ended December 31, 1995 from $163.3 million for the year ended December 31, 1994. The increase in net sales was principally due to increases in unit sales of all cigar product categories, with the largest percentage increase occurring in premium cigars. Smokeless tobacco product net sales rose principally as a result of unit volume increases in moist snuff and loose leaf tobacco. Price increases occurred across all product categories.

Gross Profit
Gross profit increased $11.8 million or 15.8% to $86.4 million (46.3% of net sales) for the year ended December 31, 1995 from $74.6 million (45.7% of net sales) for the year ended December 31, 1994. The increase in gross profit was due to the increase in net sales in the cigar and smokeless tobacco product categories. As a percentage of net sales, gross profit increased due to lower fixed manufacturing costs being spread over increased production volumes and the ability to pass through raw material cost increases.

SG&A Expenses
SG&A expenses increased $5.1 million or 10.8% to $52.3 million (28.0% of net sales) for the year ended December 31, 1995 from $47.2 million (28.9% of net sales) for the year ended December 31, 1994. The increase, on a pro forma basis, is primarily due to additional estimated corporate expenses, which would be incurred on a stand alone basis and the amortization of goodwill.

Restructuring Expenses
In 1994, the Company incurred a pretax restructuring charge of $5.4 million as a result of the merger of Helme into the Company and the closing of the Company's Waycross, Georgia, cigar manufacturing plant.

Operating Profit
Operating profit increased $12.1 million or 55.1% to $34.0 million (18.3% of net sales) for the year ended December 31, 1995 from $22.0 million (13.5% of net sales) for the year ended December 31, 1994. The increase was primarily due to higher gross profit margins and the lack of a restructuring charge in 1995 offset by higher SG&A expenses.

Interest Expense, Net
Interest expense, net increased $2.9 million or 53.5% to $8.4 million for the year ended December 31, 1995 from $5.5 million for the year of December 31, 1994. The increase resulted from higher debt associated with the Acquisition. For the year ended December 31, 1995, the average debt balance was $129.0 million, with an average effective interest rate of 7.6%. For the year ended December 31, 1994, the average debt balance was $77.7 million, with an average effective interest rate of 8.6%.

Income Taxes
The effective income tax rate was 39.6% and 38.9% for the years ended December 31, 1995 and 1994, respectively. The higher effective income tax rate for the year ended December 31, 1995 is primarily due to higher state income taxes.

Net Income
Net income increased $4.8 million or 44.5% to $15.5 million (8.4% of net sales), for the year ended December 31, 1995 from $10.7 million (6.6% of net sales), for the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operating activities were $27.6 million, $31.5 million and $25.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease of $3.9 million for the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily due to higher working capital requirements resulting from increased inventory levels associated with higher sales volumes, partially offset by a decrease in accounts receivable and an increase in net income. The increase of $6.2 million from 1994 to 1995 was primarily due to higher net income in 1995 and changes in working capital. Historically, the Company's capital requirements have approximated its depreciation expense. As the Company expands its manufacturing operations, depreciation expense will increase, but in the near term will be less than expenditures on capital projects. The Company will fund its projects using internal cash flow and, if needed, bank borrowings.

Working capital requirements can be expected to grow as the Company's business grows. The Company's raw material inventory requirements for cigar production are relatively modest due to its long standing relationships with major tobacco suppliers who commit to supply tobacco inventory as needed by the Company. The Company's largest working capital requirements are driven by its smokeless tobacco operations. The tobacco for dry and moist snuff and loose leaf chewing tobacco requires aging of two to three years before being processed into finished products. The Company maintains sufficient smokeless tobacco raw material inventories to ensure proper aging and an adequate supply. Although the Company's business is not seasonal, purchases of smokeless tobacco raw material inventory typically occur from the middle of the fourth quarter through the end of the first quarter of each year. Therefore, inventories at year end and at the end of the first quarter are typically higher than during the rest of the year. The Company will fund its seasonal working capital requirements through operating cash flows, and, if needed, bank borrowings.

Cash flows used in investing activities were $5.7 million, $147.4 million and $4.0 million in 1996, 1995 and 1994, respectively. Cash flows used in 1995 were $141.2 million related to financing the Acquisition and $6.2 million for purchases of property, plant and equipment. The capital expenditures in 1996 and 1995 primarily relate to investments in manufacturing equipment to expand the Company's manufacturing capacity in mass market large cigars and little cigars. Capital expenditures in 1994 were broad-based and part of the Company's continuing maintenance and improvement program at its manufacturing facilities. For 1997, the Company currently expects that capital expenditures will be between $10 million and $15 million and will be used to expand its off-shore premium cigar production capacity (approximately $4 million), expand its domestic production capacity in mass market large cigars and little cigars and continue its current maintenance capital program. Capital expenditures are estimated to be between $4 million and $7 million for each of 1998 and 1999 and are expected to be used to maintain existing equipment and facilities as well as increase production capacity. The capital expenditures referred to above are expected to be funded by cash flows from operations and, if needed, bank borrowings.

Cash flows provided (used) in financing activities were $(23.5) million, $127.6 million and $(21.9) million in 1996, 1995 and 1994, respectively. The 1996 use is due principally to dividends paid to Hay Island and changes in short-term debt, offset partially by the proceeds from the offering of Class A Common Stock (the "Offering"). The 1995 amount is substantially higher due to increased debt to finance the Acquisition. The 1994 use is due principally to changes in the intercompany accounts with AMPCo.

The Second Amended Credit Agreement entered into by Swisher International and the Company with the Bank of Boston Connecticut, as administrative agent (the "Credit Agreement"), consists of a $27.0 million Revolving Credit Facility (the "Revolver"), a $90.625 million 5-year Term Loan ("A Term Loan") and a $30.0 million 6-year Term Loan ("B Term Loan"). The Revolver and the A Term Loan mature on November 6, 2000 and the B Term Loan matures on November 6, 2001. The A Term Loan is subject to required quarterly amortization of at least $3.125 million, which began on August 1, 1996. The B Term Loan is subject to required quarterly amortization of at least $250,000 which began on November 1, 1996. The Credit Agreement is collateralized by first priority liens on all of the material assets of Swisher International and its domestic subsidiaries and pledges of the capital stock of all of Swisher International's subsidiaries (with certain exceptions for the capital stock of foreign subsidiaries). The Credit Agreement is guaranteed by the Company and all of the domestic subsidiaries of Swisher International. The Credit Agreement also contains various restrictive covenants including, among other things, limitations on the ability of Swisher International and its subsidiaries to incur debt, create liens, pay dividends, sell assets and make investments and acquisitions. The Company's ability to pay dividends, other than with respect to the net proceeds of the Offering, is limited to a pool of $10.0 million plus 50% of net income, as defined, for the four quarters most recently ended prior to the dividend payment date, less dividends paid. In addition, the Credit Agreement requires the Company to maintain specified financial ratios and satisfy certain tests, including maximum leverage ratios and minimum interest coverage ratios. The Credit Agreement also contains customary events of default. As of December 31, 1996, borrowings under the A Term Loan were $87.5 million, borrowings under the B Term Loan were $29.0 million and borrowings under the Revolver were $1.0 million and the Company had $29.525 million of unused availability thereunder, after taking into account approximately $600,000 utilized to support letters of credit.

To convert floating rate debt into fixed rate debt, the Company entered into two interest rate swap agreements. As of December 31, 1996, the total notional amount covered by existing swap agreements was $55.0 million. The agreements are each for a period of three years. The agreement with respect to the A Term Loan expires on November 16, 1998, and the agreement with respect to the B Term Loan expires on July 2, 1999. The notional amount decreases to $50.0 million on November 16, 1997 and $15.0 million on November 16, 1998. Under the terms of these agreements, Swisher International receives a variable interest rate equal to three-month LIBOR and pays a fixed rate of approximately 5.9% as of December 31, 1996. The Company entered into these agreements to convert a portion of its floating rate senior bank debt into a fixed rate obligation and to take advantage of the disparity between fixed rate and floating rate debt. If the Company terminated these agreements on December 31, 1996 or 1995, the effect, as of the end of each period, would have been insignificant.

The Company believes that net cash flow generated from future operations and the availability of borrowings under the Revolver will be sufficient to fund its working capital requirements, capital expenditures and debt service requirements for the foreseeable future.

INFLATION

The Company has historically been able to pass inflationary increases for raw materials and other costs onto its customers through price increases and anticipates that it will be able to do so in the future.

SEASONALITY

Although the Company's business is generally non-seasonal, consumption of smokeless tobacco products increases slightly during the summer months. Additionally, purchases of smokeless tobacco raw materials typically occur from the middle of the fourth quarter to the end of the first quarter.

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, Statement No. 121 of the Financial Accounting Standards Board ("FAS"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued, effective January 1, 1996. FAS No. 121 requires that in the event certain facts and circumstances indicate an asset may be impaired, an evaluation of recoverability must be performed to determine whether or not the carrying amount of the asset is required to be written down. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In October 1995, FAS Statement No. 123, "Accounting for Stock-Based Compensation" was issued, effective January 1, 1996. The Company will continue to measure compensation costs for its employee stock compensation plans as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under FAS No. 123 (see Note 12 to the Consolidated Financial Statements).

REGULATION

On August 28, 1996, the FDA published a final rule on tobacco in the Federal Register. Specifically, the rule makes the sale of cigarettes and smokeless tobacco to children and adolescents, i.e., anyone younger than 18 years of age, a federal violation. In addition, the rule requires manufacturers, distributors, and retailers to comply with certain conditions regarding the sale, distribution and promotion of tobacco products. It prohibits all free samples and limits retail sales in most circumstances to face-to-face transactions. As a result, vending machines and self-service displays are prohibited, except in facilities where the retailer or operator ensures that no person younger than 18 is present or is permitted to enter at any time. The rule limits advertising generally to a black-and-white, text-only format, which the FDA believes will ensure that advertising is not used to create demand for these products among young people and thus undermine the restrictions on access. Billboards and other outdoor advertising are prohibited within 1,000 feet of schools and public playgrounds. The sale and distribution of non-tobacco items, such as hats and tee shirts that carry cigarette logos, are prohibited, and sponsorship of sporting and other events is limited to the corporate name only. The provisions of the regulations will become effective between six months and two years after August 28, 1996. This regulation could have a material adverse effect on the Company's business.

EXCISE TAXES

Cigars and smokeless tobacco products have long been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. In particular, there have been proposals by the federal government in the past to reform health care through a national program to be funded principally through increases in federal excise taxes on tobacco products. Enactment of new or significant increases in existing federal, state or local excise taxes would result in decreased unit sales of cigars and smokeless tobacco products, which could have a material adverse effect on the Company's business.

TOBACCO INDUSTRY LITIGATION

The tobacco industry has experienced and is experiencing significant health-related litigation. Plaintiffs in such litigation are seeking compensation and, in some cases, punitive damages, for various injuries allegedly resulting from the use of tobacco products or the exposure to tobacco smoke, including health care costs. A Florida jury recently rendered a damages verdict in favor of a cigarette smoker. Also, recently, a study published in the journal Science reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung. This study could affect pending and future tobacco litigation. The Company is currently the subject of material health-related litigation. Though claims have been made against manufacturers of smokeless tobacco products and against manufacturers of cigars, the Company is not aware of any adverse decision or judgment having been rendered against smokeless tobacco or cigar manufacturers. In the opinion of management, the cost, if any, of resolving all litigation and contingencies should not have a significant impact on the Company's consolidated financial position. There can be no assurance, however, that the Company may not be named as a defendant in any future suits, nor can there be any assurance that such suits, if brought against the Company, or the Company's existing litigation, will not result in an adverse judgment against the Company which could have a material adverse effect on the Company's business, future results of operations or cash flows. The Company does not carry insurance to protect against health-related product liability because the cost of obtaining such insurance is commercially prohibitive. Additionally, a judgment against the Company with respect to a product and any related products, could preclude the further sale of such products, the result of which could have a material adverse effect on the Company's business.

OTHER

For a discussion of other contingencies, see Note 14 to the Company's consolidated financial statements.

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industries in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                          CONSOLIDATED BALANCE SHEETS
                              dollars in thousands

As of December 31,                                             1996       1995
------------------                                             ----       ----
ASSETS:
Current assets:
Cash and cash equivalents ...............................   $  1,744   $  3,250
Accounts receivable, less allowance for
         doubtful accounts of $1,783 and
         $2,365, respectively ...........................     22,365     23,696
Inventories .............................................     54,936     50,782
Deferred income taxes ...................................      1,512        286
Prepaid income taxes ....................................        323       --
Other current assets ....................................      2,247      1,760
         Total current assets ...........................     83,127     79,774
Property, plant and equipment:
         Land ...........................................      1,319      1,319
         Buildings and improvements .....................     10,054      9,471
         Machinery and equipment ........................     46,284     40,180
         Construction in progress .......................      2,848      3,882
                                                              60,505     54,852
         Less, accumulated depreciation .................      3,642        470
                                                              56,863     54,382
Goodwill, net of accumulated amortization
         of $1,808 and $192, respectively ...............     48,437     50,053
Prepaid pension cost ....................................      4,660      4,320
Other assets ............................................      6,152      5,701
         Total assets ...................................   $199,239   $194,230

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Current portion of long-term debt .......................   $ 17,102   $ 32,523
Accounts payable ........................................      4,927      6,434
Accrued expenses ........................................      8,087      7,437
Income taxes payable ....................................       --        1,455
         Total current liabilities ......................     30,116     47,849
Long-term debt ..........................................    100,583     95,629
Deferred income taxes ...................................      4,898      1,060
Accrued postretirement and postemployment benefits ......     13,788     12,773
Other liabilities .......................................      3,311      2,169
         Total liabilities ..............................    152,696    159,480
Commitments and contingencies  ..........................

Stockholders' equity:
Common Stock ............................................        341       --
Paid-in capital .........................................     45,428     31,128
Retained earnings  ......................................        774      3,622
         Total stockholders' equity .....................     46,543     34,750
         Total liabilities and stockholders' equity .....   $199,239   $194,230

The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                   dollars in thousands except share amounts

                                                          Successor                    Predecessor
                                                ----------------------------   --------------------------
                                                                 Period from    Period from
                                                  Year Ended   November 7 to   January 1 to    Year Ended
                                                December 31,    December 31,    November 6,  December 31,
                                                        1996            1995           1995          1994
                                                        ----            ----           ----          ----
Net sales ......................................   $ 225,229       $  31,266      $ 155,120     $ 163,285
Cost of sales ..................................     113,764          16,514         83,522        88,720
         Gross profit ..........................     111,465          14,752         71,598        74,565
Selling, general and administrative expenses ...      61,008           7,207         40,331        47,208
Restructuring expenses .........................        --              --             --           5,400
         Operating profit ......................      50,457           7,545         31,267        21,957
Interest expense, net ..........................       9,505           1,670          3,437         5,503
Other expense (income), net ....................         153              25         (2,360)       (2,706)
Income before income taxes and minority interest      40,799           5,850         30,190        19,160
Provision for income taxes .....................      16,006           2,228         11,536         7,461
Income before minority interest ................      24,793           3,622         18,654        11,699
Minority interest in earnings of subsidiary  ...        --              --             (967)         (997)
Net income .....................................   $  24,793       $   3,622      $  17,687     $  10,702
Earnings per share .............................   $     .73
Weighted average shares outstanding  ...........      34,100

The accompanying notes are an integral part of the consolidated financial statements.

                            CONSOLIDATED STATEMENTS
                            OF STOCKHOLDERS' EQUITY
                 dollars in thousands except per share amounts

                                 Predecessor  Successor
                                 -----------  ---------
                                                                                             Total
                                      Common     Common       Paid-in    Retained    Stockholders'
                                       Stock      Stock       Capital    Earnings           Equity
                                       -----      -----       -------    --------           ------
Balance, January 1, 1994 ........   $ 13,000                 $ 13,117    $ 43,546         $ 69,663
Net income ......................       --                       --        10,702           10,702
Balance, December 31, 1994.......     13,000                   13,117      54,248           80,365
Dividend to AMPCo ...............       --                       --        (4,722)          (4,722)
Net income ......................       --                       --        17,687           17,687
Balance, November 6, 1995 .......   $ 13,000                 $ 13,117    $ 67,213         $ 93,330

Balance, November 7, 1995 .......                 $ -- a     $ 31,128    $   --           $ 31,128
Net income ......................                   --           --         3,622            3,622
Balance, December 31, 1995 ......                   -- a       31,128       3,622           34,750
Common Stock Offering (Note 11) .                   341        94,759        --             95,100
Dividends to Hay Island .........                   --        (80,459)    (27,641)        (108,100)
Net income ......................                   --           --        24,793           24,793
Balance, December 31, 1996 ......                 $ 341b     $ 45,428    $    774         $ 46,543

a Prior to the Common Stock Offering, and as of December 31, 1995, the Company
  had 100 shares of issued and outstanding Common Stock with a $1 par value.
b As of December 31, 1996, the Company had 103,100,000 shares authorized with 34,100,000 shares issued and outstanding at a par value of $.01.

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              dollars in thousands

                                                                            Successor                           Predecessor
                                                                  ------------------------------     -------------------------------
                                                                                    Period from      Period from
                                                                   Year Ended     November 7 to     January 1 to         Year Ended
                                                                  December 31,     December 31,      November 6,       December 31,
                                                                         1996              1995             1995               1994
                                                                         ----              ----             ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .......................................................  $  24,793         $   3,622        $  17,687          $  10,702
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization ................................        5,580               817            3,824              4,513
  Deferred income taxes ........................................        2,612               773             (219)              (853)
  Restructuring expenses .......................................         --                --               --                5,400
  Minority interest in earnings of subsidiary ..................         --                --                967                997
  Loss (gain) on disposal of property, plant and equipment .....         --                --                126               (166)
  Changes in assets and liabilities, net of impact of
      acquisition:
      Accounts receivable ......................................        1,331            (4,360)           5,296                607
      Inventories ..............................................       (4,154)              449            5,660              1,845
      Other current assets .....................................         (487)              (46)            (185)                83
      Prepaid pension cost .....................................         (340)             --                145                (42)
      Other assets .............................................       (1,573)             --               --                 --
      Accounts payable and accrued expenses ....................         (857)           (5,317)            (954)             1,117
      Income taxes .............................................       (1,423)            1,455            1,990              1,834
      Accrued postretirement and postemployment benefits .......        1,015              --               --                 --
      Other liabilities ..... ..................................        1,142              --               --                 --
      Other, net ...............................................          (26)              (11)            (180)              (653)
Net cash provided by (used in) operating activities ..............     27,613            (2,618)          34,157             25,384

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment .......................     (5,653)             (842)          (5,536)            (4,456)
Proceeds from disposal of property, plant and equipment ..........       --                --                223                431
Acquisition of business, net of cash acquired of $8,558 ..........       --            (141,215)            --                 --
Net cash used in investing activities ............................     (5,653)         (142,057)          (5,313)            (4,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term debt ........................................    (20,000)             --             (2,005)              (405)
Long-term borrowings .............................................    316,263           114,752             --               40,150
Payments of long-term debt .......................................   (306,729)           (6,600)          (4,762)           (40,855)
Dividends paid to Hay Island .....................................   (108,100)             --               --                 --
Proceeds from Common Stock Offering ..............................     95,100              --               --                 --
Increase in intercompany receivable, net .........................       --                --            (13,592)           (11,909)
Increase in note due from AMPCo...................................       --                --               --               (8,900)
Issuance of common stock .........................................       --              39,773             --                 --
Net cash (used in) provided by financing activities ..............    (23,466)          147,925          (20,359)           (21,919)
Net (decrease) increase in cash and cash equivalents..............     (1,506)            3,250            8,485               (560)
Cash and cash equivalents, beginning of period ...................      3,250              --                 73                633
Cash and cash equivalents, end of period .........................  $   1,744         $   3,250        $   8,558          $      73

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
    Interest (net of amount capitalized) .........................  $  10,545         $     881        $   5,169          $   7,277
    Income taxes .................................................     14,782              --              9,766              7,244

SUPPLEMENTAL NON-CASH DISCLOSURE:

During the period from January 1, 1995 through November 6, 1995, a Note receivable from AMPCo of $21,000 was reclassified to the Due from AMPCo account. Additionally, the Company recorded a dividend to AMPCo of $4,722, which was settled by adjusting the Due from AMPCo and the Liability to the Minority Interest.

In addition, in connection with the Acquisition, the Company issued a $20,000 subordinated note payable to the seller.

The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 dollars in thousands except per share amounts

1. GENERAL AND ACQUISITION:

General
Swisher International Group Inc. and Subsidiaries (the "Company" or the "Successor") manufactures and sells cigars and smokeless tobacco products. The principal market for the Company's products is the United States.

Acquisition
Through November 6, 1995, Swisher International, Inc. (the "Predecessor") was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, in connection with the acquisition of AMPCo and its subsidiaries by Eridania Beghin-Say, S.A. ("EBS"), the common stock of the Predecessor was simultaneously sold for $169,773 to the Company, which was a wholly owned subsidiary of Hay Island Holding Corporation ("Hay Island") prior to the Offering (see Note 11). This transaction is referred to as the "Acquisition."

The aggregate purchase price was comprised of cash of $39,773, senior bank debt of $110,000, the proceeds of which were paid to the seller, and subordinated debt of $20,000 payable to the seller.

The Acquisition was accounted for as a purchase, which results in a new basis of accounting for periods subsequent to the acquisition date. The fair value of assets acquired aggregated $203,859, including goodwill of $50,245 (net), and the fair value of liabilities aggregated $164,086. Based on Hay Island's previous ownership interest in AMPCo, the amount of goodwill and shareholders' equity recognized as of the acquisition date was reduced by $8,645. For income tax purposes, the Acquisition has been treated as an asset purchase. Accordingly, goodwill will be amortized over 15 years for income tax purposes.

As a result of the Acquisition, the Company's consolidated results of operations for the year ended December 31, 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods. The following summarizes the unaudited pro forma results of operations as if the Acquisition had taken place as of January 1, 1995 and to the Management Services Agreement (see Note
13) as if it had been in effect on January 1, 1995. In addition, certain one-time special bonuses to management in connection with the Offering have been excluded from the pro forma results of operations.

Pro Forma Year ended December 31,              1996           1995
---------------------------------              ----           ----
Net sales ...........................     $ 225,229      $ 186,386
Net income ..........................        29,466         15,467
Earnings per share ..................           .86            .45

The unaudited pro forma information is for informational purposes and does not purport to be representative of the results of operations or financial position of the Company had the Acquisition actually taken place as of January 1, 1995 or the Management Services Agreement been in effect on January 1, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Principles of Consolidation
The consolidated financial statements include the accounts of Swisher International Group Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Except as indicated to the contrary, all references to "the Company" are to the Predecessor or to the Successor. The translation of the financial position and results of operations of the Company's United Kingdom subsidiary did not have a significant impact on the consolidated financial position or results of operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when shipments are made to customers.

Earnings Per Share
Earnings per share for the year ended December 31, 1996 has been computed based on the number of shares of Common Stock which are outstanding subsequent to the completion of the Offering described in Note 11.

Advertising Costs
Advertising costs of $2,521, $117, $1,946 and $1,687 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995, and the year ended December 31, 1994, respectively, were expensed as incurred.

Research and Development Costs
Research and development expenditures are expensed as incurred. Expenditures amounted to $956, $127, $827 and $643 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995, and the year ended December 31, 1994, respectively.

Minority Interest
Through November 6, 1995, the Company owned 83% of the outstanding shares of American Maize Technologies, Inc. ("AMTI"). The minority interest through November 6, 1995, stated as a liability on the consolidated balance sheet, was equal to the minority ownership percentage of AMTI's net assets. The minority interest in the consolidated statements of operations was equal to the minority ownership percent of AMTI's net income.

Cash and Cash Equivalents
Cash and cash equivalents comprise highly liquid investments with original maturities of three months or less. The carrying value of cash equivalents approximates fair value.

Concentration of Credit Risk
Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents and accounts receivable.

The Company maintains its cash and cash equivalents with various high quality banks. Amounts held in individual banks may periodically exceed, for brief time periods, federally insured amounts. The Company's customers are primarily wholesale tobacco and candy distributors, wholesale grocers and food and drug chains, in many geographic regions. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition but does not generally require collateral.

Inventories
Inventories are stated at the lower of cost or market. The last-in, first-out
(LIFO) method is used to determine the cost of tobacco content in inventory. All tobacco inventory is included in current assets in conformity with standard industry practice, notwithstanding the fact that significant quantities of inventory are carried for several years for purposes of the curing process. The average cost and the first-in, first-out (FIFO) methods are used to calculate the cost of the remaining inventories.

Property, Plant and Equipment
Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for new facilities and those which increase useful lives are capitalized. Maintenance and repairs are expensed as incurred. When property, plant and equipment is sold or retired, the cost and accumulated depreciation applicable to assets retired are removed and any gain or loss on the transaction is included in income.

Plant and equipment is depreciated over its estimated useful life, using the straight-line method. Depreciation is based on the following useful lives: buildings and improvements, 10 to 30 years; machinery and equipment, 5 to 15 years. Assets recorded under capital leases are amortized over the lease term or, if title ultimately passes to the Company, over their estimated useful lives. Depreciation expense approximated $3,172, $470, $3,088 and $3,843, respectively, for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994.

Goodwill
Goodwill arising from the Acquisition in November 1995 is being amortized over 40 years. Goodwill from acquisitions prior to November 6, 1995 of $14,632 was also amortized over 40 years through November 6, 1995.

The Company periodically evaluates whether there has been a permanent impairment in the carrying value of goodwill by comparing it to anticipated future operating cash flows. Factors which management considers in performing this assessment include current operating results and trends, demand, competition and other economic factors.

Deferred Financing Costs
Deferred financing costs relate to costs incurred in connection with long-term bank financing obtained by the Company to finance the Acquisition. Costs of $4,815, which are included in other assets, are being amortized on a straight-line basis (which approximates the interest method) over the term of the financing agreements. Amortization expense for the year ended December 31, 1996, and for the period from November 7, 1995 to December 31, 1995 was $1,074 and $144, respectively.

Interest Rate Swaps
The Company periodically enters into interest rate swap agreements which changes the interest payable on a portion of its outstanding long-term debt from a variable to a fixed rate basis. These agreements involve the receipt of variable rate payments in exchange for fixed rate payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued and recognized as an adjustment to interest expense as interest rates change.

Income Taxes
Under the liability method of accounting for income taxes, the Company recognizes deferred tax liabilities and assets which are determined based on the difference between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance against deferred tax assets is required if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management has determined, based on the reversal of existing taxable temporary differences and its expectations for the future, taxable income will more likely than not be sufficient to fully recognize deferred tax assets.

3. INVENTORIES:

Inventories consist of the following:

As of December 31,                       1996      1995
------------------                       ----      ----
Finished goods ..............         $12,489   $ 9,487
Work-in-process .............           2,809     3,654
Raw materials ...............          31,023    29,426
Stores and supplies .........           8,615     8,215
                                      $54,936   $50,782

The tobacco content of inventories is stated using the LIFO method. As of December 31, 1996 and 1995, inventories of $47,137 and $45,201, respectively, are stated using the LIFO method of accounting. These amounts are greater than the corresponding replacement costs by $2,216 and $1,719 as of December 31, 1996 and 1995, respectively.

4. DEBT:

Long-term debt consists of the following:

As of December 31,                               1996             1995
------------------                               ----             ----
Revolving credit borrowings with
  interest from 7.93% to 9.50%a ........  $     1,000       $    8,100
Term loan with interest of 7.93%b ......      116,500          100,000
Capital lease obligationsc .............          --               --
Subordinated note payable to an
  affiliate of EBS with interest
  at 6%d ...............................          --            20,000
Miscellaneous ..........................          185               52
                                              117,685          128,152
Less, current portion...................       17,102           32,523
                                           $  100,583        $  95,629

a Represents borrowings under $27,000 revolving credit facility.
b Payable in varying quarterly installments (minimum of $4,000) from February 1,
  1997 through November 1, 2001.
c The Company leases land, buildings and equipment under a capital lease. As of December 31, 1996, property, plant and equipment included $8,929 (net of accumulated depreciation of $1,344), relating to the assets under lease. As of November 1, 1995, the Company has extinguished its liability under the capital lease by purchasing investments and placing such investments in an irrevocable trust, which will be used to satisfy principal and interest payments for the remainder of the lease.
d The note was repaid in June 1996, accordingly, the balance has been classified as current portion of long-term debt as of December 31, 1995.

In connection with the Acquisition, the Company entered into a credit agreement (the "Agreement") which provided for a $100,000 term loan and a $25,000 revolving credit facility. In April 1996, the Agreement was amended to provide an additional term loan of $30,000 to aggregate $130,000 and an addition of $2,000 to the revolving credit facility to aggregate $27,000. The Agreement has a maturity of November 1, 2001. The Agreement is collateralized by all Company assets and common stock. At the Company's option, interest is payable based on
(a) "base rate," which is defined as the greater of the prime rate, or federal funds rate plus .5%, plus an applicable margin, as defined, which was 8.50% as of December 31, 1996, or (b) a Eurodollar rate plus an applicable margin, as defined, which was 7.25% as of December 31, 1996. The weighted average interest rate on all outstanding debt as of December 31, 1996 and 1995 was 7.72% and 7.55%, respectively.

In addition to scheduled maturities, the Agreement provides for mandatory principal prepayments based on the Company's excess cash flows, as defined. Presently, 75% of such excess cash flow, if any, is to be applied to principal repayments. In accordance with the Agreement, no mandatory prepayment was required as of December 31, 1996. The Agreement contains various restrictive covenants which restrict, among other things, additional indebtedness, the sale of assets and the payment of dividends. The Company's ability to pay dividends, other than with respect to the net proceeds of the Offering, is limited to a pool of $10.0 million plus 50% of net income, as defined, for the four quarters most recently ended prior to the dividend payment date, less dividends paid. The Agreement also includes covenants related to net worth, fixed charge coverage and leverage ratios.

The Company entered into two three-year interest rate swap agreements having an aggregate notional amount of $55,000 as of December 31, 1996. The notional amount decreases to $50,000 on November 16, 1997 and $15,000 on November 16, 1998. Under the terms of the swap agreements, the Company pays a fixed interest rate of 5.9% and receives a variable interest rate equal to three month LIBOR. Such agreements effectively convert the interest on $55,000 of long-term debt from a variable rate to a fixed rate of interest. In the event of nonperformance by the counterparties, the Company could lose some or all of any future positive cash flows. However, the Company does not currently anticipate nonperformance by such counterparties. The fair value of interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreements. As of December 31, 1996 and 1995, the Company would have had to pay insignificant amounts to terminate the swap agreements.

The aggregate annual maturities of the Company's long-term debt as of December 31, 1996 are as follows:

            1997 ............     $  17,102
            1998 ............        21,083
            1999 ............        26,000
            2000 ............        28,500
            2001 ............        25,000
                                  $ 117,685

The fair value of the Company's long-term debt approximates the carrying value as of December 31, 1996 and 1995 based on interest rates available for debt with similar terms.

Interest costs, including related party amounts disclosed in Note 13, incurred during the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994 were $9,638, $1,721, $5,321 and $6,770, respectively. Interest capitalized in those periods approximated $223, $30, $26 and $59, respectively.

Interest income, including the related party amounts dis-closed in Note 13, approximated $133, $20, $1,858 and $1,208 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

5. INCOME TAXES:

Prior to the Acquisition, the Company's income tax filings were the responsibility of AMPCo. For periods subsequent to November 6, 1995, the Company will be included in consolidated income tax filings with Hay Island. In accordance with a tax sharing agreement with Hay Island, the Company has computed its provision for income taxes for the year ended December 31, 1996 and for the period from November 7, 1995 through December 31, 1995 on a separate company basis.

The provision for income taxes consists of:

                               Successor                     Predecessor
                         -----------------------    -------------------------
                                     Period from    Period from
                         Year Ended    Nov. 7 to      Jan. 1 to    Year Ended
                           Dec. 31,     Dec. 31,        Nov. 6,      Dec. 31,
                               1996         1995           1995          1994
                               ----         ----           ----          ----
Current:
Federal ................   $ 11,780     $  1,220       $ 10,619      $  7,552
State and local ........      1,614          235          1,136           762
                             13,394        1,455         11,755         8,314
Deferred, principally
  federal ..............      2,612          773           (219)         (853)
                           $ 16,006     $  2,228       $ 11,536      $  7,461

The difference between the actual income tax provision and the income tax provision computed by applying the statutory federal income tax rate to income before provision for income taxes is attributable to the following:

                               Successor                     Predecessor
                         -----------------------    -------------------------
                                     Period from    Period from
                         Year Ended    Nov. 7 to      Jan. 1 to    Year Ended
                           Dec. 31,     Dec. 31,        Nov. 6,      Dec. 31,
                               1996         1995           1995          1994
                               ----         ----           ----          ----
Federal statutory
  rate .................       35.0%        34.0%          35.0%         35.0%
State and local income
  taxes, net of federal
  income taxes .........        3.1          4.4            2.4           2.2
Goodwill amortization ..        --           --             0.3           0.7
Nondeductible
  expenses .............        0.4          0.3            0.4           0.8
Other, net .............        0.7          (.6)           0.1           0.2
                               39.2%        38.1%          38.2%         38.9%

The components of net deferred tax assets and liabilities are as follows:

As of December 31,                          1996           1995
------------------                          ----           ----
Current deferred tax assets:
Workers' compensation ..............      $  193         $ --
Inventory capitalization ...........       1,310            286
Other ..............................           9           --
Current deferred income tax assets .      $1,512         $  286
Noncurrent deferred tax assets:
Postretirement and postemployment
  benefit accruals .................      $  355         $ --
Other ..............................          86           --
                                             441           --
Noncurrent deferred tax liabilities:
lifo inventory .....................         601            551
Goodwill ...........................         962            180
Fixed assets and depreciation ......       3,389            178
Pension ............................         190             72
Other ..............................         197             79
                                           5,339          1,060
Noncurrent deferred income tax
  liabilities ......................      $4,898         $1,060

6. PENSION PLANS:

The Company has several non-contributory defined benefit pension plans which cover substantially all employees. Pension benefits are generally based on either years of service and employee compensation during the last years of employment, or years of service times a multiplier. The Company's policy is to make annual contributions sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 ("ERISA").

Actuarially determined pension costs are accrued currently and include amounts for current service and prior service costs, which are amortized on a straight-line basis over the participants' estimated remaining service period.

Pension expense (income) includes the following:

                               Successor                     Predecessor
                         -----------------------    -------------------------
                                     Period from    Period from
                         Year Ended    Nov. 7 to      Jan. 1 to    Year Ended
                           Dec. 31,     Dec. 31,        Nov. 6,      Dec. 31,
                               1996         1995           1995          1994
                               ----         ----           ----          ----
Service cost ..........     $ 1,342      $   182        $   793       $ 1,327
Interest cost .........       3,091          495          2,445         2,771
Curtailment lossa .....         --           --             --            737
Actual return on
  plan assets .........      (7,387)      (1,383)        (3,336)       (4,318)
Net amortization and
  deferral ............       2,646          618            (75)           50
                            $  (308)     $   (88)       $  (173)      $   567

a During 1994, the Company recognized a pension curtailment loss of $737 which related to a plant consolidation.

The assumptions used in the calculation of the projected benefit obligation and the net periodic pension expense (benefit) as of and for the periods ended were as follows:

                               Successor                     Predecessor
                         -----------------------    -------------------------
                                     Period from    Period from
                         Year Ended    Nov. 7 to      Jan. 1 to    Year Ended
                           Dec. 31,     Dec. 31,        Nov. 6,      Dec. 31,
                               1996         1995           1995          1994
                               ----         ----           ----          ----
Assumed rates of return
  on plan assets .......       10.0%        10.0%          10.0%        10.0%
Assumed discount rates
  (used to measure
  year-end projected
  benefit obligation)...        7.5          7.0            7.1          8.5
Assumed rates of
  compensation
  increases ............    5.0-9.7      5.0-9.7        5.0-9.7      5.0-9.7

As of December 31, 1996 and 1995, the plans' assets were primarily invested in equity and fixed income securities. The plans' funded status and amounts recognized in the Company's consolidated balance sheets were as follows:

                                     1996                      1995
                             ----------------------  -----------------------
                            Overfunded  Underfunded  Overfunded  Underfunded
                                 Plans        Plans       Plans        Plans
                                 -----        -----       -----        -----
Accumulated benefit
  obligation:
Vested benefit
  obligation ..............   $ 36,965     $  1,076    $ 19,066     $ 19,087
Non-vested benefit
  obligation ..............        935           40         392          312
                              $ 37,900     $  1,116    $ 19,458     $ 19,399
Projected benefit
  obligation ..............   $ 42,686     $  1,631    $ 23,794     $ 19,949
Plan assets at
  fair value ..............     51,659        1,630      29,814       18,121
Plan assets over (under)
  projected benefit
  obligation ..............      8,973           (1)      6,020       (1,828)
Unrecognized net (gain)
  loss ....................     (4,607)        (244)         57           71
Unrecognized prior service
  cost ....................        539          --          --           --
Prepaid (accrued) pension
  cost ....................   $  4,905     $   (245)   $  6,077     $ (1,757)

Supplemental Plan
In addition to benefits provided under the Company's qualified pension plans, the Company also provides pension benefits under a non-contributory supplemental retirement plan (the "Supplemental Plan"). The Supplemental Plan, which covers certain executives and other key employees, provides for benefits in addition to the funded plans for limitations enacted under ERISA and the Internal Revenue Code, and maintains pre-1989 benefit levels for service prior to that date.

The Company recorded pension expense under the Supplemental Plan of $610, $45, $234 and $405 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

Savings Plan
The Company has a savings plan (the "Plan") under Section 401(k) of the Internal Revenue Code, to provide its eligible employees with additional income upon retirement. The Plan requires specified contributions and allows discretionary contributions by the Company. Expense under the Plan was $526, $80, $373 and $450 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

7. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

The Company provides certain health care benefits for retired employees and their eligible dependents. A significant number of the Company's employees may become eligible for these benefits if they are employed until retirement age and have fulfilled certain service requirements.

The provision for postretirement benefits included the following:

                               Successor                     Predecessor
                         -----------------------    -------------------------
                                     Period from    Period from
                         Year Ended    Nov. 7 to      Jan. 1 to    Year Ended
                           Dec. 31,     Dec. 31,        Nov. 6,      Dec. 31,
                               1996         1995           1995          1994
                               ----         ----           ----          ----
Service cost ..........     $   443      $    64        $   249       $   404
Interest cost .........         720          122            565           666
Amortization of gain...         (75)         (14)          (153)          --
                            $ 1,088      $   172        $   661       $ 1,070

As permitted, in 1993 the Company recorded its transition obligation on the immediate recognition basis.

The amount recognized in the Company's consolidated balance sheets for postretirement benefits other than pensions is as follows:

As of December 31,                           1996             1995
------------------                           ----             ----
Actuarial present value of
  accumulated postretirement
  benefit obligation:
Retirees ..............................  $  4,594         $  4,397
Fully eligible active participants ....     2,055            2,221
Other active participants .............     3,755            3,518
Unrecognized gain .....................     2,794            2,084
                                         $ 13,198         $ 12,220

The assumptions used in the calculation of the accumulated postretirement benefit obligation are as follows:

As of December 31,                           1996            1995
------------------                           ----            ----
Discount rates ........................      7.75%           7.25%

The health care cost trend rate used as of December 31, 1996 is 11.0%, decreasing gradually to 5.5% in 2001.

A one percentage point increase in the assumed health care cost trend rate in each period would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $1,452, and the aggregate of the service cost and interest cost by $273 for the year ended December 31, 1996.

8. POSTEMPLOYMENT BENEFITS OTHER THAN TO RETIREES:

The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement. Postretirement service cost expense amounted to approximately $207, $7, $157 and $196 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

The amount recognized on the Company's consolidated balance sheets for postemployment benefits other than to retirees is as follows:

As of December 31,                           1996            1995
------------------                           ----            ----
Actuarial present value of accumulated
  postemployment benefit obligations:
Former employees .......................    $ 514           $ 555
Unrecognized gain (loss) ...............       76              (2)
                                            $ 590           $ 553

The assumed discount rate used to determine the accumulated postemployment benefit obligation is 7.5%, 7.0%, 8.25% and 8.25% for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

9. RESTRUCTURING:

During 1994, the Company recorded a restructuring charge of $5,200. The charge related principally to costs of consolidation and reorganization of its plants, divestiture of non-performing assets and other organizational changes. The restructuring was fully completed by November 6, 1995.

10. COMMITMENTS AND OTHER:

As of December 31, 1996, the Company was committed under long-term operating leases expiring through 2002. Minimum annual rental commitments were as follows:

                               Transportation
Year ending December 31:             Equipment        Other      Total
------------------------             ---------        -----      -----
1997 ......................             $1,803       $  500     $2,303
1998 ......................              1,882          141      2,023
1999 ......................                255          121        376
2000 ......................                259           62        321
2001 ......................                243           50        293
Thereafter ................                255           34        289

Rent expense was $2,555, $246, $1,450 and $1,810 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

Commitments relating to contracts to purchase tobacco from various suppliers approximated $5,310 as of December 31, 1996.

During the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, sales to one customer aggregated approximately 14%, 17%, 11% and 10%, respectively.

11. STOCKHOLDERS' EQUITY:

On December 18, 1996, the Company completed an initial public offering (the "Offering") of 6,000,000 shares of Class A Common Stock at a price of $17 per share, resulting in net proceeds (after issuance costs) of $95.1 million. The net proceeds were paid as a dividend to Hay Island.

Prior to consummation of the Offering, the Company amended its authorized capital stock to 75,000,000 shares of Class A Common Stock and 28,100,000 shares of Class B Common Stock and converted each outstanding share of its current common stock into 281,000 shares of its newly created Class B Common Stock (totaling 28,100,000 shares of Class B Common Stock). Immediately after consummation of the Offering and as of December 31, 1996, the Company had 6,000,000 shares of Class A Common Stock and 28,100,000 shares of Class B Common Stock outstanding.

The preference and relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects except for disparity in voting power and conversion rights. Each share of Class A Common Stock and Class B Common Stock entitles the holder of record to one vote and ten votes, respectively. The Class A Common Stock has no conversion rights.

12. STOCK OPTION PLAN:

During 1996, the Company adopted the 1996 Stock Option Plan (the "Plan"), whereby selected employees, consultants and directors may be granted incentive stock options, nonqualified stock options and stock appreciation rights ("SARs") at exercise prices not less than the fair market value per share at the date of grant. Pursuant to the Plan, the aggregate number of shares of Class A Common Stock which may be made subject to awards of stock options or SARs shall not exceed at any time 10% of the then outstanding shares of Common Stock. The maximum term of any stock option granted under the Plan is ten years and generally will vest in annual one-third increments. Concurrently with the consummation of the Offering, the Company granted 1,564,000 options under the Plan at an exercise price of $17 per share. No SARs were granted during 1996. As of December 31, 1996, 1,846,000 shares were available for grant of options or SARs. No additional stock options were granted, exercised or forfeited during 1996.

The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Plan. If the Company had elected to recognize compensation cost for the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would not have been significantly different than reported.

The fair value of stock options used to compute pro forma net income and earnings per share in accordance with SFAS No. 123 is the estimated present value at grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996: dividend yield of 0%; expected volatility of 30.0%; a risk free interest rate of 6.14% and an expected holding period of five years.

13. RELATED PARTIES:

Prior to November 6, 1995, AMPCo provided the Company with certain support in areas of finance, tax and accounting, treasury and risk management and human resources. Charges incurred for such services, which were allocated based on estimated costs incurred by AMPCo on behalf of the Company, for the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994 were $1,500 and $1,900, respectively. In the opinion of management, the amounts allocated are reasonable based on the level of support provided by AMPCo and reflect all services provided by AMPCo.

AMPCo also provided the Company with financing for its short and long-term needs and held the bonds on a certain capital lease (see Note 4). Interest costs for the period from January 1, 1995 to November 6, 1995 and for the year ended December 31, 1994 were $2,393 and $6,758, respectively.

Through November 6, 1995, a subsidiary of the Company held certain patents, copyrights and tradenames used by the Company and AMPCo. Royalty income of $2,293 and $2,727 is included in other expense (income), net for the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

Interest income recorded under a Note Receivable from AMPCo approximated $1,537 and $986, respectively for the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994.

Certain members of the Company's Board of Directors are affiliated with entities which provide legal, consulting and other advisory services to the Company. Payments to such entities aggregated $922, $2,500, $101 and $22 for the year ended December 31, 1996, the period from November 7, 1995 to December 31, 1995, the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994, respectively.

As of December 31, 1996, accounts receivable includes $1,405 due from Hay Island. Such amount was repaid in full in February 1997.

In connection with the Offering, the Company and Hay Island entered into a Management Services Agreement. The services provided by Hay Island to the Company include, among other things, treasury and cash management, risk management, human resource management, marketing support, long-term strategic planning, business development and investor relations.

The Management Services Agreement has a term of five years and will automatically renew thereafter for successive one-year terms. After the initial five-year term, the Management Services Agreement may be terminated at any time by either party upon six months' prior written notice. The Management Services Agreement will also be terminable by either the Company or Hay Island upon six months' written notice if Hay Island ceases to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of the Company.

The amount payable under the Management Services Agreement for the year ended December 31, 1997 will be $925, payable in twelve monthly installments. The Management Services Agreement will provide that the amounts payable thereunder will be reviewed on an annual basis and, based on an agreed upon allocation of Hay Island's costs for the services performed, the amount payable thereunder will be increased or decreased, provided that any increase in such amount will be limited to a percentage increase based upon the change in the Consumer Price Index for all Urban Consumers, Northeast for the preceding twelve-month period.

Each party will agree to indemnify the other, except in certain limited circumstances, against liabilities that the other may incur that are caused by or arise in connection with such party's failure to fulfill its material obligations under the Management Services Agreement.

It is currently estimated that the Company's selling, general and administrative expenses will be reduced by approximately $2,000 as a result of the Management Services Agreement.

14. CONTINGENCIES:

The Company has been named in three actions brought by plaintiffs against a number of smokeless tobacco manufacturers and certain other organizations. These actions seek damages and other relief in connection with injuries allegedly sustained as a result of smokeless tobacco products. The Company believes that it has a number of meritorious defenses to such pending litigation. All such cases are, and will continue to be, vigorously defended.

The Company is also subject to other litigation, claims and contractual agreements arising in the ordinary course of business. In the opinion of management, the cost, if any, of resolving all litigation and contingencies should not have a significant impact on the Company's consolidated financial position. However, the cost of resolving such litigation and contingencies, if any, could have a significant effect on future results of operations and cash flows.

The Food and Drug Administration ("FDA") has published a proposal to regulate tobacco products. The Company filed suit in Federal District Court in Greensboro, North Carolina, seeking judicial confirmation that the FDA lacks jurisdiction to regulate smokeless tobacco products. The Company is not able to predict the outcome of the FDA's proposal or assess the future effect, if any, that this proposal may have on its consolidated financial position, results of operations or cash flows.

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of future actions regarding environmental matters, in the opinion of management, compliance with the present environmental protection laws, will not have a material adverse impact, if any, upon the Company's consolidated financial position, results of operations or cash flows.

In addition, the Company has guaranteed certain leases of a predecessor discontinued operation which requires lease payments which aggregate a maximum amount of approximately $3,600 as of November 6, 1995. Under an Indemnity Agreement, dated as of November 6, 1995, AMPCo provided the Company with indemnification of these guarantees.

15. RECENTLY ISSUED ACCOUNTING STANDARDS:

In March 1995, SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121") was issued, effective January 1, 1996. SFAS No. 121 requires that in the event certain facts and circumstances indicate an asset may be impaired, an evaluation of recoverability must be performed to determine whether or not the carrying amount of the asset is required to be written down. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

16. QUARTERLY FINANCIAL DATA (UNAUDITED):

Quarter ended:                     Mar. 31     June 30     Sept. 30     Dec. 31
--------------                     -------     -------     --------     -------
1996
Net sales ......................   $48,628     $58,978      $61,212      $56,411
Gross profit ...................    23,677      30,078       29,180       28,530
Operating profit ...............     9,695      15,399       13,326       12,037
Income before income taxes .....     7,317      13,041       10,848        9,594
Net income .....................     4,447       7,925        6,592        5,830
Earnings per share .............   $   .13     $   .23      $   .19      $   .17

Pro forma net income a .........   $ 5,615     $ 9,093      $ 7,760      $ 6,998
Pro forma earnings per share a..   $   .16     $   .27      $   .23      $   .21
Stock price high  ..............      --          --           --        $17-1/2
Stock price low ................      --          --           --        $15-1/2

1995
Net sales ......................   $40,533     $48,486      $49,339      $48,028
Gross profit ...................    17,900      22,508       23,853       22,089
Operating profit ...............     6,913      11,109       11,459        9,331
Income before income taxes and
  minority interest ............     6,274      10,882       11,105        7,779
Net income .....................     3,630       6,423        6,531        4,725

Pro forma net income a .........   $ 2,198     $ 4,902      $ 5,180      $ 3,187

Pro forma earnings per share a..   $   .06     $   .14      $   .15      $   .09

a Pro forma net income and earnings per share assumes the Acquisition had taken place as of January 1, 1995, the Management Service Agreement had been in effect on January 1, 1995 and excludes from 1996 results certain one-time special bonuses to management in connection with the Offering.

Report of Independent Accountants


We have audited the accompanying consolidated balance sheets of Swisher International Group Inc. and Subsidiaries (the "Successor") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996 and the period from November 7, 1995 to December 31, 1995. We have also audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Swisher International, Inc. and Subsidiaries (the "Predecessor") for the period from January 1, 1995 to November 6, 1995 and the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the consolidated financial position of Swisher International Group Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the year ended December 31, 1996 and the period from November 7, 1995 to December 31, 1995, and the consolidated results of operations and cash flows of Swisher International, Inc. and Subsidiaries for the period from January 1, 1995 to November 6, 1995 and for the year ended December 31, 1994, all in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, prior to November 6, 1995, the Predecessor was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, AMPCo was aquired by Eridania Beghin-Say, S.A. ("EBS"), which simultaneously entered into an agreement to sell the Predecessor to the Successor. As a result of the acquisition on November 6, 1995, the Successor's consolidated results of operations and cash flows for the year ended December 31, 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods.



                                                        Coopers & Lybrand L.L.P.

New York, New York
February 5, 1997

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Cynthia Z. Brighton  4
Vice President-Financial Services
Tresurer

Robert A. Britton 1
Executive Vice President
Chief Financial Officer

Nicholas J. Cevera, Jr.
Executive Vice President
Operations

C. Keith Hartley 1,2,3,4
Managing Partner-Corporate Finance
Forum Capital Markets L.P.

Alfred F. La Banca 2,3
Chairman of the Board
Mailex Corporation

Timothy Mann 1
President

Donald E. McNicol 1,2,3,4
Counsel
Schnader, Harrison, Segal and Lewis

Charles H. Mullen 2,3
Private Investor

J. Thomas Ryan, III
Executive Vice President
Sales and Marketing

John R. Tweedy 2,3
Private Investor

William T. Ziegler 1
Chairman of Executive Committee
Chief Operating Officer

William Ziegler, III 1
Chairman of the Board
Chief Executive Officer

EXECUTIVE OFFICERS

William Ziegler, III
Chief Executive Officer

William T. Ziegler
Chief Operating Officer

Timothy Mann
President

Robert A. Britton
Executive Vice President
Chief Financial Officer

Nicholas J. Cevera, Jr.
Executive Vice President
Operations

J. Thomas Ryan, III
Executive Vice President
Sales and Marketing

Justo S. Amato
Senator Vice President
Finance

Paul M. Arvia
Senior Vice President
Sales

Barry L. Drugg
Senior Vice President
Human Resources

John E. Fraleigh
Senior Vice President
Tobacco Procurement

Peter J. Ghiloni
Senior Vice President
Marketing

Cynthia Z. Brighton
Vice President-Financial Services
Treasurer

Karl H. Ziegler
Secretary

--------------
1.  Member of Executive Committee
2.  Member of Audit Committee
3.  Member of Compensation Committee
4.  Member of Pension Committee

                             CORPORATE INFORMATION

Common Stock

The Common Stock of Swisher International Group Inc. is traded on the New York Stock Exchange under the symbol SWR. As of December 31, 1996, there were approximately 3,358 shareholders of record.

Stock Transfer Agent & Registrar
Boston EquiServe
150 Royall Street
Canton, MA 02021

Corporate Offices
20 Thorndal Circle
Darien, Connecticut 06820
203.656.8000

Form 10-K
A copy of Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended December 31, 1996, is available upon written request from Investor Relations at Swisher's corporate offices.
Requests may also be faxed to 203.656.3151.

Annual Meeting
The Annual Meeting of Stockholders will be held at the Maritime Aquarium at Norwalk on May 1, 1997, in Norwalk, Connecticut, at 10:00am.