Form 10-K, Exhibit 13
period 1997-12-31
SWISHER INTERNATIONAL GROUP INC
filed 1998-03-30
CIK 1025834

Exhibit 13.1







       [COVER DEPICTS PHOTOGRAPHS OF SOME OF THE COMPANY'S CIGAR PRODUCTS]

[INSIDE FRONT COVER]

CORPORATE PROFILE

Swisher International Group Inc. is the world's largest manufacturer and marketer of cigars, as measured by units sold. The company, which was founded in 1861, also makes smokeless tobacco products, including loose-leaf chewing tobacco, moist snuff, and dry snuff. Swisher's mass market cigar manufacturing facility is in Jacksonville, Florida. The company makes premium cigars in the Dominican Republic and Honduras. Swisher's smokeless tobacco products are manufactured in Wheeling, West Virginia.

FINANCIAL HIGHLIGHTS
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS

Year Ended December 31,                              1997       1996     CHANGE
                                                     ----       ----

Net sales.......................................   $275,644   $225,229     22.4%
Cost of sales...................................    137,708    113,764     21.0%
                                                   --------   --------
Gross profit....................................    137,936    111,465     23.7%
Selling, general and administrative expenses....     64,862     61,008      6.3%
                                                   --------   --------
Operating profit................................     73,074     50,457     44.8%
Interest expense, net...........................      8,049      9,505    -15.3%
Other expense, net..............................        340        153
                                                   --------   --------
Income before income taxes......................     64,685     40,799     58.5%
Provision for income taxes......................     25,390     16,006
                                                   --------   --------
Net income......................................   $ 39,295   $ 24,793     58.5%
                                                   ========   ========
Earnings per share:
      Basic.....................................   $   1.15   $    .73
                                                   ========   ========
      Diluted...................................   $   1.15   $    .73
                                                   ========   ========




FINANCIAL ACHIEVEMENTS
IN MILLIONS OF DOLLARS




[Bar Charts]

                                                        Stockholders'
                         Net Sales        Net Income       Equity       EBITDA
                         ---------        ----------       ------       -------
1995................       $186.4            $21.3          $34.8        $45.8
1996................        225.2             24.8           46.5         55.9
1997................        275.6             39.3           85.9         78.8

YEAR IN REVIEW

IN OUR FIRST FULL YEAR as a publicly traded company, Swisher turned in a strong performance for its shareholders.

Already the world's number one cigar company, we increased our unit sales in every category in which we participate -- mass market large and little cigars, premium cigars, moist and dry snuff, and loose-leaf chewing tobacco. Our net sales and profits improved from the previous year in each of the four quarters, and, as a result, Swisher set new records for both net sales and net income. We also put our strong balance sheet to work, dramatically expanding and upgrading our operations, including the construction of a new distribution warehouse in Jacksonville, Florida, premium cigar making facilities in the Dominican Republic and Honduras, and expanded processing capacity at our smokeless tobacco operations in Wheeling, West Virginia.

For the year, we had sales of $275.6 million, up more than 22 percent from our 1996 total of $225.2 million. Net income rose more than 58 percent, from $24.8 million in 1996 to $39.3 million. As a result, earnings per share reached $1.15, up from $.73 in 1996.


OPPORTUNITIES

Continuing the upswing that began in 1993, United States cigar retail sales totaled an estimated $2.2 billion in 1997. In the smokeless tobacco category, total revenues reached an estimated $2.6 billion last year. With a combined market of an estimated $4.8 billion and growing, both cigars and smokeless tobacco continue to present important opportunities for Swisher.


STRENGTHS

Our strengths -- a roster of well established brands, innovative new products, the industry's largest sales force, and enhanced manufacturing capability -- position us to take advantage of those growth opportunities. And we have, on a number of fronts.

With a market share of 26 percent in mass market large cigars and 46 percent in little cigars, we dominate the mass market category for both large and little cigars, which represents an estimated 93 percent of all cigars sold in the United States in 199 7. The Swisher Sweets brand is the cornerstone of our business and the undisputed market leader in both categories. Measured by dollars or units, Swisher Sweets is the world's best selling brand. In the fast growing premium cigar category, we believe that Bering ranks among the nation's top three brands. In moist snuff, our pioneering price/value strategy has helped us increase sales at approximately five times the industry growth rate from 1993 through 1997.

EXPANSION

Last year, we moved aggressively to extend our leadership position. We continued to target niche markets with new products and line extensions, making great headway in the sales of higher end, mass market large cigars. We also bolstered our sales force, already the largest in the industry, and in 1998 we plan on increasing the size of both our separate premium cigar sales team and our regular sales force. Most dramatically, we spent almost $16 million on capital projects that increased manufacturing capacity, streamlined production and shipping processes, and lowered operating costs.

At our mass market cigar manufacturing facility in Jacksonville, we built a new distribution center to improve our manufacturing and shipping flow. We also finished moving our entire little cigar manufacturing operation in-house, having previously outsourced production. In Wheeling, where we make smokeless tobacco products, we are consolidating and improving tobacco processing with a new fermentation center that is scheduled to be completed by the end of the first quarter of 1998.

On the premium cigar front, where we had previously contracted the manufacture of our cigars, we have now brought production into our own facilities, thereby improving quality control, reducing costs, and increasing our production capacity. In Honduras, we constructed a new facility for making hand-rolled premium cigars, including Bering, our flagship brand. And, in the Dominican Republic, we established COTABEX, a three-way partnership with MATASA, a Dominican company, and CITA, from the Canary Islands, to make premium cigars in a newly constructed facility. We also acquired a 50 percent interest in Puros de Villa Gonzales, a major tobacco processor and manufacturer of premium cigars in the Dominican Republic.

OUTLOOK

Our combined cigar and smokeless tobacco operations are a growth business, and we routinely outperform our competitors thanks to our product quality, marketing strength, and manufacturing capability. The many capital projects completed over the last year will increase our supply of top quality tobacco products, whether they're our established brands or new offerings. Supported by our sales force, advertising, and promotions, our expanding product portfolio will help us maintain our position as the world's leading cigar company.


/s/ William Ziegler, III

William Ziegler, III
Chairman of the Board & Chief Executive Officer                    March 5, 1998

MASS MARKET LARGE CIGARS

In units sold, the mass market large cigar category is the nation's largest cigar category. Priced under $1.00 at retail, mass market large cigars accounted for an estimated 62 percent of unit sales and over 40 percent of retail dollar sales in 1997. For the year, United States mass market large cigar retail sales totaled an estimated $900 million.

      Propelled by Swisher Sweets, the world's best selling cigar brand, we are the dominant company in this category. In addition to Swisher Sweets, our mass market large cigar brands are King Edward, Optimo, Blackstone, Cazadores, El Trelles, Keep Moving, and Sante Fe, among others. Last year, driven by the strength of our core brands and a range of new brands and line extensions, our mass market large cigar unit sales increased by 13 percent.

      As a company, we have been successful in developing and marketing new products to capture niche markets. In 1997, we introduced such a product in Cazadores. Cazadores is a high quality mass market cigar that appeals to both the premium cigar smoker who wants to smoke a less expensive yet high quality cigar, and the smoker of lower price, mass market cigars who occasionally wants to smoke a higher priced cigar. And, because it's machine made, this mass market premium cigar is more readily available than hand-made premiums. In its first year, Cazadores, with high quality filler tobacco and a natural wrapper, was a hit with smokers. As a result, we are expanding the line in 1998 by introducing a new cigarillo-size version of Cazadores packaged in a hinged tin with high-end graphics.

      Our Optimo product line, also a higher priced mass market cigar made with a natural leaf wrapper, grew substantially in 1997. Growth of this brand exceeded expectations following a major package revision in the latter part of 1996.

      The Blackstone cigar, made from an aromatic pipe tobacco blend, is a niche product that we introduced in 1996. Last year, unit sales almost doubled thanks to broader distri-bution and a variety of consumer promotions. The pipe tobacco cigar category represents approximately 17 percent of the mass market large cigar category and is growing substantially. We expect Blackstone to be a dominant brand in this category.

    [PHOTOGRAPHS OF SOME OF THE COMPANY'S MASS MARKET LARGE CIGAR PRODUCTS]

             [TWO PAGES OF PHOTOGRAPHS OF THE COMPANY'S MASS MARKET

                LARGE CIGAR PRODUCTION IN JACKSONVILLE, FLORIDA]

LITTLE CIGARS

The Swisher Sweets Little Cigar is the single best selling little cigar brand in the United States, both in dollars and unit sales. In a year in which little cigar unit sales rose only 7 percent for the industry as a whole, our unit sales were up 16 percent. Overall, our market share increased from 42 percent in 1996 to 46 percent in 1997.

      There's no better evidence of our ability to anticipate market trends than our little cigar line. Introduced in 1985, our little cigars now account for nearly one out of every two cigars sold in this category, an especially impressive statistic when you consider the fact that the Swisher Sweets Little Cigar is more expensive than its competitors. Advertising and promotional support have been integral to the success of our little cigars. We also attract consumers with a range of line extensions, including regular, menthol, light, and cherry. The unit sales of the latest addition to our line, the cherry flavored little cigar that was introduced in 1996, rose by more than 75 percent last year.

      Our flagship little cigar brand is Swisher Sweets, but we also make King Edward Little Cigars, which we market as a price/value product. This year, we will be building on the success of our Blackstone brand by offering a pipe aroma product to our little cigar line.

          [PHOTOGRAPHS OF SOME OF THE COMPANY'S LITTLE CIGAR PRODUCTS]

             [TWO PAGES OF PHOTOGRAPHS OF THE COMPANY'S LITTLE CIGAR

                      PRODUCTION IN JACKSONVILLE, FLORIDA]

PREMIUM CIGARS

Though premium cigars represent only 7 percent of the cigars sold in the United States, they have a high profile because of their rapid growth over the past few years and their visibility through cigar bars and specialty magazines such as Cigar Aficionado. Premium cigars are the fastest growing cigar category, as evidenced by their estimated 35 percent compound annual growth rate from 1993 to 1997.

      Swisher entered the premium cigar business in 1986 when we acquired Bering, which we believe now ranks among the nation's top three premium brands. Our premium line-up also includes Siglo 21, La Primadora, La Diligencia, Don Julio, Flor de Jalapa, and Sabroso. In addition, we import and distribute the Carlin, Casa Buena, and Pleiades brands, to name a few.

      Over the past few years, the soaring demand for premium cigars has led to an industry wide shortage of quality cigars. Swisher has responded with new cigar making facilities in the Dominican Republic and Honduras. We are also increasing the size of our premium cigar sales team and ratcheting up our advertising and promotional budget to match our new capacity and product range. As a result of this broad commitment, we can aggressively market our existing lines and introduce new cigars distinguished by price, tobacco blends, and country of origin.

      Unit sales for Siglo 21, introduced in 1996, increased more than 50 percent last year, and the Pleiades brand also had an excellent year, paced by the success of its newest entrant, the Reserve Privee. At the end of 1997, we started shipping our new Santiago Silk from the Dominican Republic. Santiago Silk is a beautifully packaged cigar with an Ecuadorian-Connecticut wrapper and Dominican binder and filler that will be advertised with Siglo 21 in the food and wine and the travel and leisure markets.

      In 1998, we will roll out several new premium brands. Through a licensing agreement with Hearst Publications, we will be making ESQ and Esquire cigars in the Dominican Republic, then targeting smoke shops and restaurants in the Northeast, where the magazine's sales are strongest. Bering Hallmark, the new top-of-the-line Bering, will also be made in the Dominican Republic (the rest of our Berings are Honduran). Bering Hallmark will be rolled out with a golf-related marketing campaign featuring Jacksonville, Florida, native and Senior Tour pro Bobby Duval.

          [PHOTOGRAPHS OF SOME OF THE COMPANY'S PREMIUM CIGAR PRODUCTS]

            [TWO PAGES OF PHOTOGRAPHS OF THE COMPANY'S PREMIUM CIGAR

                      PRODUCTION IN THE DOMINICAN REPUBLIC]

SMOKELESS TOBACCO PRODUCTS

Swisher's smokeless tobacco products -- moist snuff, dry snuff, and loose-leaf chewing tobacco -- accounted for approximately one-fourth of Swisher's net sales in 1997. And, due to successful marketing, we grew our share in all three categories.

      Our moist snuff brands include Silver Creek, Redwood, Bowie, and Starr Value, the latter two marketed in single cans at lower prices. In addition, we manufacture private label brands for retail distributors.

      Last year, when moist snuff unit sales were up only 2 percent for the industry, Swisher's unit sales rose 11 percent thanks to our price/value approach. Since we introduced the price/value concept in 1991, our total share of the moist snuff market has grown to 5 percent, and we have over half of the price/value market. That market was increasingly competitive last year, but, with our range of brands and promotions, we increased our market share.

      Our loose-leaf chewing tobacco brands include Mail Pouch, Lancaster, and Chattanooga Chew. Supported by aggressive price promotions, we grew market share in 1997, increas-ing unit sales by 7 percent in a year when the chewing tobacco market as a whole was down an estimated 9 percent.

      Navy, Railroad Mills, and Honey Bee are Swisher's main dry snuff brands. With high margins and low marketing costs, our dry snuff products are an important contributor to our cash flow. As was the case with chewing tobacco, we increased our share of the dry snuff market in 1997 in a year during which the overall market was down.

        [PHOTOGRAPHS OF SOME OF THE COMPANY'S SMOKELESS TOBACCO PRODUCTS]

          [TWO PAGES OF PHOTOGRAPHS OF THE COMPANY'S SMOKELESS TOBACCO

                     PRODUCTION IN WHEELING, WEST VIRGINIA]

SALES BY CATEGORY
AS A PERCENT OF NET SALES






[Pie Charts]


Total
-----
Cigars               74%
Smokeless Tobacco    26%



Cigars
------
Mass Market Large (Popular Price)     64%
Mass Market Large (High End)          10%
Premium                               13%
Mass Market Little                    13%


Smokeless Tobacco
-----------------
Moist Snuff                   46%
Dry Snuff                     26%
Loose Leaf Chewing Tobacco    28%

SELECTED FINANCIAL DATA
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS
--------------------------------------------------------------------------------
The following selected financial data was derived from the consolidated financial statements of the Company. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and the related notes thereto. As discussed in Note 1 to the consolidated financial statements, prior to November 6, 1995, the Predecessor was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, AMPCo was acquired by Eridania Beghin-Say, S.A., which simultaneously entered into an agreement to sell the Predecessor to the Successor. As a result of the acquisition on November 6, 1995, the Successor's consolidated balance sheets, results of operations and cash flows for the years ended December 31, 1997 and 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods.

                                                           SUCCESSOR                                     PREDECESSOR
                                     ------------------------------------------------------  --------------------------------------
                                                                    Pro Forma   Period from                              Period from
                                      Year Ended     Year Ended    Year Ended November 7 to  January 1 to    Year Ended   Year Ended
                                     December 31,  December 31,  December 31,  December 31,   November 6,  December 31, December 31,
                                            1997           1996       1995(a)          1995          1995         1994          1993
                                     ------------  ------------  ------------ -------------  ------------ ------------ ------------
Statement of Operations:
Net sales............................  $ 275,644    $ 225,229    $ 186,386    $  31,266    $ 155,120     $ 163,285     $ 156,485
Cost of sales........................    137,708      113,764      100,036       16,514       83,522        88,720        89,193
                                         -------      -------      -------       ------       ------        ------        ------
Gross profit.........................    137,936      111,465       86,350       14,752       71,598        74,565        67,292
Selling, general and
  administrative expenses............     64,862       61,008       52,306        7,207       40,331        47,208        50,366
Restructuring expenses...............         --           --           --           --           --         5,400         5,200
                                         -------      -------      -------       ------       ------        ------        ------
Operating profit.....................     73,074       50,457       34,044        7,545       31,267        21,957        11,726
Interest expense, net................      8,049        9,505        8,445        1,670        3,437         5,503         9,081
Other expense (income), net..........        340          153           --           25       (2,360)       (2,706)       (1,995)
                                         -------      -------      -------       ------       ------        ------        ------
Income before income taxes, minority
  interest and accounting changes....     64,685       40,799       25,599        5,850       30,190        19,160         4,640
Provision for income taxes...........     25,390       16,006       10,132        2,228       11,536         7,461         1,570
                                         -------      -------      -------       ------       ------        ------        ------
Income before minority interest
  and accounting changes.............     39,295       24,793       15,467        3,622       18,654        11,699         3,070
Minority interest....................         --           --           --           --         (967)         (997)       (1,010)
                                         -------      -------      -------       ------       ------        ------        ------
Income before accounting changes.....     39,295       24,793       15,467        3,622       17,687        10,702         2,060
Accounting changes (b)...............         --           --           --           --           --            --        (6,898)
                                       ---------    ---------    ---------    ---------    ---------     ---------     ---------
Net income (loss)....................  $  39,295    $  24,793    $  15,467    $   3,622    $  17,687     $  10,702     $  (4,838)
                                       =========    =========    =========    =========    =========     =========     =========
Earnings per share:
     Basic...........................  $    1.15    $     .73
     Diluted.........................  $    1.15    $     .73
Weighted average shares outstanding:
     Basic...........................     34,100       34,100
     Diluted.........................     34,152       34,100

Other:
EBITDA (c)...........................  $  78,765    $  55,884    $  39,453    $   8,337    $  37,451     $  29,176     $  18,201
EBITDA margin........................       28.6%        24.8%        21.2%        26.7%        24.1%         17.9%         11.6%
Gross margin.........................       50.0         49.5         46.3         47.2         46.2          45.7          43.0
Operating margin.....................       26.5         22.4         18.3         24.1         20.2          13.5           7.5

Balance Sheet:
Working capital......................  $  72,911    $  52,702                 $  31,925    $  39,690     $  46,794     $  54,950
Total assets.........................    237,757      198,930                   194,230      185,085       193,860       177,394
Total debt...........................    101,092      117,685                   128,152       61,050        77,104        78,214
Total stockholders' equity...........     85,949       46,543                    34,750       93,330        80,365        69,663

------------
(a) Pro forma results of operations presents the results of operations as if the Acquisition (see Note 1 to the Consolidated Financial Statements) had taken place as of January 1, 1995 and as if the Management Services Agreement (see Note 12 to the Consolidated Financial Statements) between Hay Island Holding Corporation and the Company had been in effect as of January 1, 1995.
(b) Represents cumulative effect of change in method of accounting for postretirement benefits other than pensions and other postemployment benefits, net of income taxes. (See Notes 7 and 8 to the Consolidated Financial Statements.)
(c) EBITDA is defined as earnings before interest expense, net, provision for income taxes and depreciation and amortization. The Company believes that EBITDA is a measure commonly used by analysts and investors. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company. EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.
(d) See Note 4 to the Consolidated Financial Statements for restrictions of dividend payments.

MD&A
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Swisher International Group Inc.'s (the "Company") consolidated financial statements and the related notes thereto.


OVERVIEW

Founded in 1861, the Company is the largest manufacturer and marketer of cigars in the world, as measured by units sold, and a significant manufacturer and marketer of smokeless tobacco products. The Company's net sales have increased from $186.4 million in 1995 to $275.6 million in 1997, representing a compound annual growth rate of 21.6%. During the same period, the Company's operating profit increased from $34.0 million (on a pro forma basis) to $73.1 million, representing a compound annual growth rate of 46.5%. The Company believes that its strong operating performance has been due to: (i) the strength of the Company's brands, especially its Swisher Sweets brand, which is the largest selling cigar brand in the world, (ii) the resurgence in cigar smoking and the related growth in the consumption and retail dollar sales of cigars, (iii) the Company's significant market position in each of the major cigar product categories in which it competes, (iv) its ability to increase prices of its cigar and smokeless tobacco product categories in each of the last several years, (v) the growth in the retail dollar sales of moist snuff smokeless tobacco products, and the Company's increasing market share of this product category, (vi) its continuous efforts to reduce manufacturing unit costs and im-prove its manufacturing processes and (vii) the strength of the Company's sales and marketing organization. While the Company believes it will continue its strong operating performance, there can be no assurance that the Company will maintain its historical growth rates.

The Company's profitability depends, to a significant extent, on the level of utilization of its manufacturing capacity and the efficiencies of its operations. As the Company has increased its volume, coupled with the Company's processing improvements and pricing increases, the Company's gross margin improved from 46.3% of net sales in the year ended December 31, 1995 to 50.0% of net sales in the year ended December 31, 1997, and its operating profit margin improved from 18.3% of net sales (on a pro forma basis) in the year ended December 31, 1995 to 26.5% of net sales in the year ended December 31, 1997.

The Company believes that the gross profit margins in the cigar industry vary by cigar product category. The Company's gross profit margins also vary. The relative gross profit margins of its major cigar categories in descending order are, generally, little cigars, mass market large cigars and premium cigars. In general, the gross profit margins on smokeless tobacco products are higher than the gross profit margins on cigar products.

The Company's raw material inventory requirements for cigar production are relatively modest due to its long-standing relationships with major tobacco suppliers who commit to supply tobacco as needed by the Company. The Company's largest working capita l requirements are driven by its smokeless tobacco operations. The tobacco for dry and moist snuff and loose-leaf chewing tobacco requires aging of two to three years before being processed into finished products.

The Company maintains sufficient smokeless tobacco raw material inventories to ensure proper aging and an adequate supply. Although the Company's business is not seasonal, purchases of smokeless tobacco raw material inventory typically occur from the m iddle of the fourth quarter through the end of the first quarter of each year. Therefore, inventories at year end and at the end of the first quarter are typically higher than during the rest of the year.

During 1997, the Company acquired interests in two joint ventures which will supply the Company with a portion of its premium cigars. The Company also purchases premium cigars from third-party manufacturers. Prices for each year are generally agreed to prior to the start of the year. Typically, prices are subject to adjustment if affiliates and third-party manufacturers can substantiate that their costs of manufacturing have increased by a fixed percentage over the costs assumed in setting the prices. The Company's ability to maintain its gross margins for premium cigars in the event of price increases by affiliates and third-party manufacturers is dependent on its ability to pass along these cost increases in the form of price increases to its customers. Over the last few years, the Company has been able to raise prices to recover product price increases, however, there is no assurance it will be able to do so in the future to the full extent needed to maintain its gross margins.

The Company sources its tobacco requirements from vendors in countries throughout the world. In addition, approximately 3% of the Company's 1997 net sales were to customers in foreign countries. Virtually all of the Company's sales are denominated in U.S. dollars, as are its raw material and finished product purchases. Thus, the Company has no material exposure to foreign exchange gains or losses.

The Company is a holding company, which owns the outstanding capital stock of Swisher International, Inc., through which the Company conducts its business operations. The results of operations and financial position of the Company reflect the consolidated results of operations and financial position of Swisher International, Inc., and its predecessors. Before November 6, 1995, Swisher International, Inc., was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, the Company acquired all of the outstanding shares of Swisher International, Inc. (the "Acquisition").

The results of operations and financial position of the Company have been significantly affected by adjustments resulting from the Acquisition, including a substantial increase in debt associated with the Acquisition , the allocation of purchase price and amortization of goodwill. As a result of these adjustments, the results of operations and financial position of the Company before the Acquisition are not comparable with its results of operations and financial position thereafter. To facilitate the comparison of the predecessor results of operations of the Company and the successor results of operations for the years ended December 31, 1997 and 1996 with the year ended December 31, 1995, the predecessor results of operations of the Company for the period January 1, 1995 through November 6, 1995 have been combined with the successor results of operations of the Company from the period November 7, 1995 through December 31, 1995 and presented after giving pro forma effect to the Acquisition as if the Acquisition had occurred on January 1, 1995.

RESULTS OF OPERATIONS
DOLLARS IN THOUSANDS
--------------------------------------------------------------------------------
The following table sets forth certain of the Company's statement of operations data for each of the periods presented:


                                                                              Pro Forma
                                               Year Ended    Year Ended      Year Ended
                                             December 31,  December 31,    December 31,
                                                     1997          1996            1995
                                             ------------  ------------    ------------
Statement of Operations Data:
Net sales...................................     $275,644      $225,229      $186,386
Cost of sales...............................      137,708       113,764       100,036
                                                 --------      --------      --------
Gross profit................................      137,936       111,465        86,350
Selling, general and administrative
  expenses..................................       64,862        61,008(b)     52,306
                                                 --------      --------      --------
Operating profit............................       73,074        50,457        34,044
Interest expense, net.......................        8,049         9,505         8,445
Other expense, net..........................          340           153            --
                                                 --------      --------      --------
Income before income taxes..................       64,685        40,799        25,599
Provision for income taxes..................       25,390        16,006        10,132
                                                 --------      --------      --------
Net income..................................     $ 39,295      $ 24,793      $ 15,467
                                                 ========      ========      ========

Statement of Operations Data
as a Percentage of Net Sales:
Net sales...................................        100.0%        100.0%        100.0%
Cost of sales...............................         50.0%         50.5%         53.7%
Gross margin................................         50.0%         49.5%         46.3%
Selling, general and administrative
  expenses..................................         23.5%         27.1(b)       28.0%
Operating margin............................         26.5%         22.4(b)       18.3%
Interest expense, net.......................          2.9%          4.2%          4.5%
Other expense, net..........................          0.1%          0.1%           --%
Income before income taxes..................         23.5%         18.1%         13.8%
Provision for income taxes..................          9.2%          7.1%          5.4%
Net income..................................         14.3%         11.0%          8.4%

--------------
(a) The unaudited pro forma statement of operations data gives pro forma effect to the Acquisition (see Note 1 to the Consolidated Financial Statements) as if it had occurred on January 1, 1995 and to the Management Services Agreement (see Note 12 to the Consolidated Financial Statements) as if it had been in effect as of January 1, 1995. The unaudited pro forma data is for information purposes only and does not purport to be representative of results of operations or financial position of the Company had the Acquisition actually taken place as of January 1, 1995 or had the Management Services Agreement been in effect as of January 1, 1995.

(b) Selling, general and administrative expenses for the year ended December 31, 1996 includes a payment of approximately $4.7 million for one-time, special bonuses to management. Excluding the $4.7 million from 1996 results, selling, general and administrative expenses and operating margin as percentages of net sales would have been 25.0% and 24.5%, respectively.

1997 VS. 1996
YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net Sales Net sales increased $50.4 million or 22.4% to $275.6 million for the year ended December 31, 1997 from $225.2 million for the year ended December 31, 1996. The increase in net sales was due to higher sales of cigars and smokeless tobacco products. Cigar sales increased principally due to unit volume growth and, to a lesser extent, price increases in all cigar categories. Cigar sales also increased as a result of a shift in sales mix to higher priced cigars. Smokeless tobacco sales increased as a result of volume growth in all smokeless tobacco categories and, to a lesser extent, price increases in all smokeless tobacco categories.

Gross Profit Gross profit increased $26.5 million or 23.8% to $137.9 million (50.0% of net sales) for the year ended December 31, 1997 from $111.5 million (49.5% of net sales) for the year ended December 31, 1996. The increase in gross profit for 1997 was due to the increase in net sales in all cigar and smokeless tobacco product categories. As a percentage of net sales, gross profit increased due to a shift in sales mix, offset partially by an increase in labor costs as a result of adding a third production shift and bringing little cigar production in-house at the Company's facility in Jacksonville, Florida.

Selling, General and Administrative ("SG&A") Expenses SG&A expenses increased $3.9 million or 6.3% to $64.9 million (23.5% of net sales ) for the year ended December 31, 1997 from $61.0 million (27.1% of net sales) for the year ended December 31, 1996. The increase is principally due to an increase in marketing expenses, offset in part by a reduction in administrative expenses, as a result of the management services agreement between the Company and Hay Island and the one-time special bonuses paid to management in 1996. The decrease, as a percentage of net sales, was primarily due to SG&A expenses increasing at a lower rate relative to the increase in net sales as a consequence of management's monitoring of, and efforts to control, expenses. (See Note 12 to the Consolidated Financial Statements for a discussion of the Management Services Agreement).

Operating Profit Operating profit increased $22.6 million or 44.8% to $73.1 million (26.5% of net sales) for the year ended December 31, 1997 from $50.5 million (22.4% of net sales) for the year ended December 31, 1996. The increase, as a percentage of net sales, was primarily due to higher gross profit margins, and a decrease in SG&A expenses as a percentage of net sales.

Interest Expense, Net Interest expense, net decreased $1.5 million or 15.3% to $8.0 million for the year ended December 31, 1997 from $9.5 million for the year ended December 31, 1996. For the year ended December 31, 1997, the average debt balance was $109.4 million, with an average effective interest rate of 7.4%. For the year ended December 31, 1996, the average debt balance was $122.9 million, with an average effective interest rate of 7.7%.

Income Taxes The effective income tax rate was 39.25% and 39.23% for the years ended December 31, 1997 and 1996, respectively.

Net Income Net income increased $14.5 million or 58.5% to $39.3 million (14.3% of net sales), for the year ended December 31, 1997 from $24.8 million (11.0% of net sales), for the year ended December 31, 1996.

1996 VS. 1995
YEAR ENDED DECEMBER 31, 1996 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1995

Net Sales Net sales increased $38.8 million or 20.8% to $225.2 million for the year ended December 31, 1996 from $186.4 million for the year ended December 31, 1995. The increase in net sales was primarily due to higher sales of cigars and, to a lesser extent, higher sales of smokeless tobacco products. Cigar sales increased principally due to growth in unit volumes of premium, mass market large cigars and little cigars. Cigar sales also increased as a result of a shift in sales mix to higher priced cigars and price increases in all cigar categories. Smokeless tobacco sales increased as a result of continued volume increases, particularly in moist snuff.

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

SG&A Expenses SG&A expenses increased $8.7 million or 16.6% to $61.0 million (27.1% of net sales) for the year ended December 31, 1996 from $52.3 million (28.0% of net sales) for the year ended December 31, 1995. A substantial portion of the increase of $8.7 million is attributable to a payment of approximately $4.7 million for one-time special bonuses to management. The remainder of the increase is due primarily to increases in sales personnel and marketing programs.

The decrease, as a percentage of net sales, was primarily due to SG&A expenses increasing at a lower rate relative to the increase in net sales as a consequence of management monitoring and its effort to control expenses. Excluding the payment of approximately $4.7 million for one-time, special bonuses from 1996 results, SG&A expenses would have been 25.0% of net sales.

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

Income Taxes The effective income tax rate was 39.23% and 39.58% for the years ended December 31, 1996 and 1995, respectively.

Net Income Net income increased $9.3 million or 60.3% to $24.8 million (11.0% of net sales), for the year ended December 31, 1996 from $15.5 million (8.4% of net sales), for the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operating activities were $38.3 million, $27.6 million and $31.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase of $10.7 million for the year ended December 31, 1997 compared to the year ended December 31, 1996 was primarily due to an increase in net income offset by higher working capital requirements resulting from increased inventory and accounts receivable levels associated with higher sales volumes. The decrease of $3.9 million for the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily due to higher working capital requirements resulting from increased inventory levels associated with higher sales volumes, partially offset by a decrease in accounts receivable and an increase in net income.

Working capital requirements can be expected to grow as the Company's business grows. The Company's raw material inventory requirements for cigar production are relatively modest due to its long-standing relationships with major tobacco suppliers who commit to supply tobacco inventory as needed by the Company. The Company's largest working capital requirements are driven by its smokeless tobacco operations. The tobacco for dry and moist snuff and loose-leaf chewing tobacco requires aging of two to three years before being processed into finished products. The Company maintains sufficient smokeless tobacco raw material inventories to ensure proper aging and an adequate supply. Although the Company's business is not seasonal, purchases of smokeless tobacco raw material inventory typically occur from the middle of the fourth quarter through the end of the first quarter of each year. Therefore, inventories at year end and at the end of the first quarter are typically higher than during the rest of the year. The Compan y will fund its working capital requirements through operating cash flows, and, if needed, bank borrowings.

Cash flows used in investing activities were $22.5 million, $5.7 million and $147.4 million in 1997, 1996 and 1995, respectively. Cash flows used in 1997 were primarily $15.6 million for purchases of property, plant and equipment and $7.4 million related to investments in joint ventures for the production of premium cigars. Cash flows used in 1996 were for purchases of property, plant and equipment. Cash flows used in 1995 were $141.2 million related to financing the Acquisition and $6.4 million for purchases of property, plant and equipment. The capital expenditures in 199 7, 1996 and 1995 primarily relate to the expansion of the Company's production facilities and investments in manufacturing equipment to expand the Company's manufacturing capacity in mass market large cigars and little cigars. For 1998, the Company currently expects that capital expenditures will be between $10 million and $15 million and will be used to expand its smokeless tobacco production capacity in moist snuff, expand its domestic production capacity in mass market cigars and continue its capital improvement program. Capital expenditures are estimated to be between $5 million and $8 million for each of 1999 and 2000 and are expected to be used to maintain existing equipment and facilities as well as increase production capacity. The capital expenditures referred to above are expected to be funded by cash flows from operations and, if needed, bank borrowings.

Cash flows provided (used) in financing activities were $(16.6) million, $(23.5) million and $127.6 million in 1997, 1996 and 1995, respectively. The 1997 use is due principally to net payments of long-term debt. The 1996 use is due principally to dividends paid to Hay Island and changes in short-term debt, offset partially by the proceeds from the offering of Class A Common Stock. The 1995 amount is primarily due to increased debt to finance the Acquisition.

In November 1997, the Company modified its credit agreement with BankBoston, N. A., as administrative agent, which consisted of a $27 million revolving credit facility and term loans aggregating $130 million. The modified credit agreement is a $130 million unsecured revolving credit facility ("the Agreement"), maturing in November 2001. The facility will reduce by $15 million on each anniversary date. At the Company's option, interest is payable based on (a) "alternate base rate" plus an applicable margin, as defined, which was 8.50% as of December 31, 1997, or (b) Eurodollar rate plus an applicable margin, as defined, which was 6.70% as of December 31, 1997.

The Agreement contains various restrictive covenants including, among other things, limitations on the ability of the Company and its subsidiaries to incur debt, create liens, pay dividends, sell assets and make investments and acquisitions. The Company's ability to pay dividends is limited to a pool of $10 million plus 25% of net income, as defined, for the four quarters most recently ended prior to the dividend payment date. In addition, the Agreement requires the Company to maintain specified financial ratios and satisfy certain tests, including minimum net worth and indebtedness to EBITDA and maximum leverage ratios. The Agreement also contains customary events of default.

As of December 31, 1997, borrowings under the Agreement were $101.0 million and the Company had $28.4 million of unused availability thereunder after taking into account approximately $0.6 million utilized to support letters of credit.

To convert floating rate debt into fixed rate debt, the Company previously entered into two interest rate swap agreements. As of December 31, 1997, the total notional amount covered by these existing swap agreements was $50.0 million. The notional amounts decrease to $15.0 million on November 16, 1998, and the remaining agreement terminates on July 2, 1999. Under the terms of these agreements, the Company receives a variable interest rate equal to three-month LIBOR and pays a fixed rate of approximately 5.9% as of December 31, 1997. If the Company terminated these agreements on December 31, 1997 or 1996, the effect, as of the end of each period, would have been insignificant.

The Company believes that net cash flow generated from future operations and the availability of borrowings under the Agreement will be sufficient to fund its working capital requirements, capital expenditures and debt service requirements for the foreseeable future.


INFLATION

The Company has historically been able to pass inflationary increases for raw materials and other costs on to its customers through price increases, however, there is no assurance it will be able to do so in the future.

SEASONALITY

Although the Company's business is generally non-seasonal, consumption of smokeless tobacco products increases slightly during the summer months. Additionally, purchases of smokeless tobacco raw materials typically occur from the middle of the fourth q uarter to the end of the first quarter.


RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for the Company's 1998 fiscal year. The Company is in the process of determining its preferred disclosure format.

In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting, includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. This statement is effect ive for the Company's 1998 fiscal year. The Company is in the process of evaluating the disclosure requirements under this standard.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS No. 87, 88, and 106, and is intended to standardize the disclosure requirements for employer sponsored retirement plans and other retiree benefits. SFAS No. 132 will require new information from plan sponsors, eliminate certain information that is no longer considered useful, but will not modify recognition or measurement requirements. The Company has not yet evaluated the effects of this standard on the financial statements.


REGULATION

In 1996, the federal Food and Drug Administration ("FDA") for the first time asserted jurisdiction over nicotine in tobacco as a "drug" and issued regulations purporting to regulate smokeless tobacco products as "medical devices." These regulations prohibit the sale of smokeless tobacco products to minors and severely restrict advertising, marketing and promotion of smokeless tobacco products. The regulations also require the Company and other manufacturers to comply with a wide range of labeling, reporting and other requirements. In April 1997, ruling in a case filed by the Company and other smokeless tobacco manufacturers to challenge the FDA's authority, a federal court held that the FDA as a matter of law is not precluded from regulating smokeless tobacco products as "medical devices" or from implementing certain labeling and access restrictions. At the same time, however, the court said that the FDA has no authority to restrict the advertising and promotion of smokeless tobacco products and stayed the effectiveness of any of the restrictions related to labeling, access, advertising and promotion due to take effect in 1997 and 1998 pending further order of the court. The court's opinion is now on appeal before the U.S. Court of Appeals for the 4th Circuit. The Company is unable to predict the outcome of the appeal or its impact on those portions of the regulation that have not been given effect. Any further provisions of these regulations that become effective could have a materially adverse effect on the Company's business.

In June 1997, the five largest tobacco companies announced an agreement with trial lawyers and the Attorneys General of several states suing to recoup Medicare and Medicaid expenses (the "Proposed Settlement"). Although the Company was not a party to any of the actions being settled, legislation introduced in Congress in the wake of the Proposed Settlement seeks to raise the price of cigarettes and other tobacco products significantly (by levying new federal excise taxes or by imposing significant new fees and penalties) and to regulate all tobacco products (including cigars in some cases) by imposing full FDA regulation and adopting new and highly restrictive marketing requirements. The Company cannot anticipate whether any of this legislation will be adopted or the extent to which it may impact the Company's business.

On February 9, 1998, the Company was notified by the Federal Trade Commission ("FTC") of the adoption by the FTC of an Order to File a Special Report on the Company's advertising and marketing expenditures with regard to its cigar business for 1997 and 1996. This information is similar to information which the Company has filed with the FTC for many years with respect to its smokeless tobacco products.

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of future actions regarding environmental matters, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse impact upon the Company's consolidated financial position, results of operations or cash flows.


EXCISE TAXES

Cigars and smokeless tobacco products have long been subject to federal, state and local excise taxes. Such taxes are frequently subject to proposed increases, in some cases significant increases, to fund various legislative initiatives. The Balanced Budget Act adopted by Congress in 1997, provides for increases in federal excise taxes on all tobacco products in two stages, beginning in 2000. Management does not believe that these increases will have a material adverse effect on the Company's operations. However, enactment of new or significant further increases in existing federal, state or local excise taxes could have a material adverse effect on the Company's business.

LITIGATION

The tobacco industry continues to experience significant health-related litigation. Plaintiffs in such cases typically seek compensation and, in some cases, punitive damages, for various injuries allegedly sustained from the use of tobacco products or exposure to tobacco smoke, including health care costs. The Company is not aware of any adverse decision or judgment having been rendered against smokeless tobacco or cigar manufacturers.

The Company is a defendant, along with other defendants in an action brought by an individual plaintiff in Louisiana seeking damages and other relief in connection with injuries allegedly resulting from use of the Company's and the other defendants' products. In addition, the Company together with other defendants has been named in a Texas action brought by another individual seeking damages and other relief in connection with injuries allegedly caused to plaintiff by products manufactured by the Company and the other defendants. The Company believes that it has meritorious defenses and is vigorously defending these lawsuits.

The Company is also subject to other litigation, claims and contractual agreements arising in the ordinary course of business. In the opinion of management, the cost, if any, of resolving all litigation and contingencies should not have a significant impact on the Company's consolidated financial position. There can be no assurance, however, that the Company may not be named as a defendant in future suits, nor can there be any assurance that existing or future litigation will not result in an adverse judgment against the Company which could have a material adverse effect on the Company's business, future results of operations or cash flows. The Company does not carry insurance to protect against health-related product liability because the cost of obtaining such coverage is commercially prohibitive. Additionally, a judgment against the Company with respect to a product or any related products could preclude the further sale of such product, which could have a material adverse effect on the Company's business.


OTHER

For a discussion of other contingencies, see Note 13 to the Company's consolidated financial statements.

The Company has undertaken a program to determine the work necessary to make its computer information systems Year 2000 compliant. The program, which covers internal information technology and external business partner issues, encompasses various stages including assessment, strategy, development, testing and implementation. Based on activities to date and on project plans, critical systems are expected to be Year 2000 compliant by December 31, 1998. Resolution of the Year 2000 issue is not expected to have a material adverse effect upon the Company's financial position, results of operations or cash flows.

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS
--------------------------------------------------------------------------------

As of December 31,                                                                  1997       1996
------------------                                                                --------   --------
ASSETS:
Current assets:
Cash and cash equivalents.................................................        $  1,057   $  1,744
Accounts receivable, less allowance for doubtful accounts of
  $1,643 and $1,783, respectively.........................................          32,348     22,365
Inventories...............................................................          60,714     54,936
Deferred income taxes.....................................................           1,218      1,203
Prepaid income taxes......................................................              --        323
Other current assets......................................................           3,096      2,247
                                                                                  --------   --------
      Total current assets................................................          98,433     82,818
                                                                                  --------   --------
Property, plant and equipment:
      Land................................................................           1,299      1,319
      Buildings and improvements..........................................          10,812     10,054
      Machinery and equipment.............................................          51,300     46,284
      Construction in progress............................................          11,998      2,848
                                                                                  --------   --------
                                                                                    75,409     60,505
      Less, accumulated depreciation......................................           7,155      3,642
                                                                                  --------   --------
                                                                                    68,254     56,863
                                                                                  --------   --------

Goodwill, net of accumulated amortization of $3,512
  and $1,808, respectively................................................          46,733     48,437
Investments in affiliates.................................................          13,315         --
Prepaid pension cost......................................................           4,972      4,660
Other assets..............................................................           6,050      6,152
                                                                                  --------   --------
      Total assets........................................................        $237,757   $198,930
                                                                                  ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Current portion of long-term debt.........................................        $     --   $ 17,102
Accounts payable..........................................................           8,102      4,927
Accrued expenses..........................................................           8,657      8,087
Due to affiliates.........................................................           5,900         --
Income taxes payable......................................................           2,863         --
                                                                                  --------   --------
      Total current liabilities...........................................          25,522     30,116
Long-term debt............................................................         101,092    100,583
Deferred income taxes.....................................................           7,296      4,589
Accrued postretirement and postemployment benefits........................          14,241     13,788
Other liabilities.........................................................           3,657      3,311
                                                                                  --------   --------
      Total liabilities...................................................         151,808    152,387
                                                                                  --------   --------
Commitments and contingencies

Stockholders' equity:
Common Stock..............................................................             341        341
Paid-in capital...........................................................          45,428     45,428
Retained earnings.........................................................          40,069        774
Cumulative translation adjustments........................................             111         --
                                                                                  --------   --------
      Total stockholders' equity..........................................          85,949     46,543
                                                                                  --------   --------
      Total liabilities and stockholders' equity..........................        $237,757   $198,930
                                                                                  ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS
--------------------------------------------------------------------------------

                                                                     SUCCESSOR                   PREDECESSOR
                                                   ------------------------------------------    -----------
                                                                                  Period from    Period from
                                                     Year Ended     Year Ended     November 7   January 1 to
                                                   December 31,   December 31,   December 31,    November 6,
                                                           1997           1996           1995           1995
                                                   ------------   ------------   ------------    -----------
Net sales........................................     $275,644      $225,229       $ 31,266        $155,120
Cost of sales....................................      137,708       113,764         16,514          83,522
                                                      --------      --------       --------        --------
      Gross profit...............................      137,936       111,465         14,752          71,598
Selling, general and administrative expenses.....       64,862        61,008          7,207          40,331
                                                      --------      --------       --------        --------
Operating profit.................................       73,074        50,457          7,545          31,267
Interest expense, net............................        8,049         9,505          1,670           3,437
Other expense (income) net.......................          340           153             25          (2,360)
                                                      --------      --------       --------        --------
Income before income taxes and minority
  interest.......................................       64,685        40,799          5,850          30,190
Provision for income taxes.......................       25,390        16,006          2,228          11,536
                                                      --------      --------       --------        --------
Income before minority interest..................       39,295        24,793          3,622          18,654
Minority interest in earnings of subsidiary......           --            --             --            (967)
                                                      --------      --------       --------        --------
Net income.......................................     $ 39,295      $ 24,793       $  3,622        $ 17,687
                                                      ========      ========       ========        ========
Earnings per share:
      Basic......................................     $   1.15      $    .73
                                                      ========      ========
      Diluted....................................     $   1.15      $    .73
                                                      ========      ========
Weighted average shares outstanding:
      Basic......................................       34,100        34,100
      Diluted....................................       34,152        34,100


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS
--------------------------------------------------------------------------------

                                           PREDECESSOR       SUCCESSOR
                                           -----------       ---------
                                                                                                         Cumulative          Total
                                                Common         Common       Paid-in       Retained      Translation   Stockholders'
                                                 Stock          Stock       Capital       Earnings      Adjustments         Equity
                                             ---------         ------     ---------      ---------      -----------   ------------
Balance, December 31, 1994.................   $13,000                     $  13,117      $ 54,248                       $  80,365
Dividend to AMPCo..........................        --                            --        (4,722)                         (4,722)
Net income.................................        --                            --        17,687                          17,687
                                              -------                     ---------      --------                       ---------
Balance, November 6, 1995..................   $13,000                     $  13,117      $ 67,213                       $  93,330
                                              =======                     =========      ========                       =========
Balance, November 7, 1995..................                    $  --(a)   $  31,128      $     --                       $  31,128
Net income.................................                       --             --         3,622                           3,622
                                                               -----      ---------      --------                       ---------
Balance, December 31, 1995.................                       --(a)      31,128         3,622                          34,750
Common Stock Offering (Note 10)............                      341         94,759            --                          95,100
Dividends to Hay Island....................                       --        (80,459)      (27,641)                       (108,100)
Net income.................................                       --             --        24,793                          24,793
                                                               -----      ---------      --------                       ---------
Balance, December 31, 1996.................                      341(b)      45,428           774           $  --          46,543
Net income.................................                       --             --        39,295              --          39,295
Foreign currency translation adjustments...                       --             --            --             111             111
                                                               -----      ---------      --------           -----       ---------
Balance, December 31, 1997.................                    $ 341(b)   $  45,428      $ 40,069           $ 111       $  85,949
                                                               =====      =========      ========           =====       =========

-----------
(a) Prior to the Common Stock Offering, and as of December 31, 1995, the Company had 100 shares of issued and outstanding Common Stock with a $1 par value.

(b) As of December 31, 1997 and 1996, the Company had 103,100,000 shares authorized with 34,100,000 shares issued and outstanding at a par value of $.01.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLARS IN THOUSANDS
--------------------------------------------------------------------------------

                                                                                        SUCCESSOR                     PREDECESSOR
                                                                    ---------------------------------------------    ------------
                                                                                                      Period from     Period from
                                                                       Year Ended      Year Ended   November 7 to    January 1 to
                                                                     December 31,    December 31,    December 31,     November 6,
                                                                             1997            1996            1995            1995
                                                                     ------------    ------------   -------------     -----------
Cash flows from operating activities:
Net income..........................................................      $39,295        $ 24,793        $  3,622         $17,687
Adjustments to reconcile net income to net cash.....................
  provided by (used in) operating activities:
  Depreciation and amortization......................................       6,031           5,580             817           3,824
  Deferred income taxes..............................................       2,691           2,612             773            (219)
  Minority interest in earnings of subsidiary........................          --              --              --             967
  Loss on disposal of property, plant and equipment..................         100              --              --             126
  Changes in assets and liabilities, net of impact of acquisition:
      Accounts receivable............................................      (9,959)          1,331          (4,360)          5,296
      Inventories....................................................      (5,754)         (4,154)            449           5,660
      Other current assets...........................................        (847)           (487)            (46)           (185)
      Prepaid pension cost...........................................        (312)           (340)             --             145
      Other assets...................................................      (1,086)         (1,573)             --              --
      Accounts payable and accrued expenses..........................       3,764            (857)         (5,317)           (954)
      Income taxes...................................................       3,603          (1,423)          1,455           1,990
      Accrued postretirement and postemployment benefits.............         453           1,015              --              --
      Other liabilities..............................................         346           1,142              --              --
      Other, net.....................................................          --             (26)            (11)           (180)
                                                                           ------          ------          ------          ------
Net cash provided by (used in) operating activities..................      38,325          27,613          (2,618)         34,157
                                                                           ------          ------          ------          ------
Cash flows from investing activities:
Additions to property, plant and  equipment..........................     (15,647)         (5,653)           (842)         (5,536)
Proceeds from disposal of property, plant and equipment..............         604              --              --             223
Investments in affiliates............................................      (7,415)             --              --              --
Acquisition of business, net of cash acquired of $8,558..............          --              --        (141,215)             --
                                                                           ------          ------          ------          ------
Net cash used in investing activities................................     (22,458)         (5,653)       (142,057)         (5,313)
                                                                           ------          ------          ------          ------

Cash flows from financing activities:
Change in short-term debt............................................          --         (20,000)             --          (2,005)
Long-term borrowings.................................................      82,100         316,263         114,752              --
Payments of long-term debt...........................................     (98,694)       (306,729)         (6,600)         (4,762)
Dividends paid to Hay Island.........................................          --        (108,100)             --              --
Proceeds from Common Stock Offering..................................          --          95,100              --              --
Increase in intercompany receivable, net.............................          --              --              --         (13,592)
Issuance of common stock.............................................          --              --          39,773              --
                                                                           ------          ------          ------          ------
Net cash (used in) provided by financing activities..................     (16,594)        (23,466)        147,925         (20,359)
                                                                           ------          ------          ------          ------
Effect of foreign exchange rate changes on cash......................          40              --              --              --
                                                                           ------          ------          ------          ------
Net (decrease) increase in cash and cash equivalents.................        (687)         (1,506)          3,250           8,485
Cash and cash equivalents, beginning of period.......................       1,744           3,250              --              73
                                                                          -------        --------        --------         -------
 Cash and cash equivalents, end of period............................     $ 1,057        $  1,744        $  3,250         $ 8,558
                                                                          =======        ========        ========         =======

Supplemental cash flow information:
Cash paid during the period for:
  Interest (net of amount capitalized)...............................     $ 8,381       $  10,545        $    881         $ 5,169
  Income taxes.......................................................     $18,970       $  14,782        $     --         $ 9,766

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS
--------------------------------------------------------------------------------
1. GENERAL AND ACQUISITION:

General Swisher International Group Inc. and Subsidiaries (the "Company" or the "Successor") manufactures and sells cigars and smokeless tobacco products. The principal market for the Company's products is the United States.

Acquisition Through November 6, 1995, Swisher International, Inc. (the "Predecessor") was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, in connection with the acquisition of AMPCo and its subsidiaries by Eridania Beghin-Say, S.A. ("EBS"), the common stock of the Predecessor was simultaneously sold for $169,773 to the Company, which was a wholly owned subsidiary of Hay Island Holding Corporation ("Hay Island") prior to the Offering (see Note 10). This transaction is referred to as the "Acquisition."

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

As a result of the Acquisition, the Company's consolidated results of operations for the years ended December 31, 1997 and 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods.

The following summarizes the unaudited pro forma results of operations as if the Acquisition had taken place as of January 1, 1995 and to the Management Services Agreement (see Note 12) as if it had been in effect on January 1, 1995. In addition, certain one-time special bonuses to management in connection with the Offering have been excluded from the pro forma results of operations.

Pro Forma Year ended December 31,                1996            1995
---------------------------------                ----            ----
Net sales........................            $225,229        $186,386
Net income.......................              29,466          15,467
Earnings per share...............                 .86             .45

The unaudited pro forma information is for informational purposes and does not purport to be representative of the results of operations or financial position of the Company had the Acquisition actually taken place as of January 1, 1995 or the Management Services Agreement been in effect on January 1, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

Principles of Consolidation The consolidated financial statements include the accounts of Swisher International Group Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Except as indicated to the contrary, all references to "the Company" are to the Predecessor or to the Successor. Foreign currency translation adjustments resulting from the translation of the financial position and results of operations of the Company's United Kingdom subsidiary are accumulated as a separate component of stockholders' equity. Investments in affiliated companies with a 20% or greater ownership interest, but less than majority control, are accounted for on an equity basis and, accordingly, consolidated income includes the Company's share of their income.

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

Earnings Per Share In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously required fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements. Weighted average shares used in computing diluted earnings per share differ from the weighted average shares used in computing basic earnings per share as a result of employee stock options.

Advertising Costs Advertising costs of $4,072, $2,521, $117 and $1,946 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively, were expensed as incurred.

Research and Development Costs Research and development expenditures are expensed as incurred. Expenditures amounted to $1,142, $940, $127 and $827 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively.

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

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. The carrying value of cash equivalents approximates fair value.

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

Inventories Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine the cost of tobacco and packaging contents in inventory. All tobacco inventory is included in current assets in conformity with standard industry practice, notwithstanding the fact that significant quantities of inventory are carried for several years for purposes of the curing process. The average cost and the first-in, first-out (FIFO) methods are used to calculate the cost of the remaining inventories.

Property, Plant and Equipment Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for new facilities and those which increase useful lives are capitalized. Maintenance and repairs are expensed as incurred. When property, plant and equipment is sold or retired, the cost and accumulated depreciation applicable to those assets are removed and any gain or loss on the transaction is included in income.

Plant and equipment is depreciated over its estimated useful life, using the straight-line method. Depreciation is based on the following useful lives: buildings and improvements, 10 to 30 years; machinery and equipment, 5 to 15 years. Assets recorded under capital leases are amortized over the lease term or, if title ultimately passes to the Company, over their estimated useful lives. Depreciation expense approximated $3,568, $3,172, $470 and $3,088, respectively, for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995.

Goodwill Goodwill arising from the Acquisition in November 1995 is being amortized over 40 years. Goodwill from acquisitions prior to November 6, 1995 of $14,632 was also amortized over 40 years through November 6, 1995.

The Company periodically evaluates whether there has been a permanent impairment in the carrying value of goodwill by comparing it to anticipated future operating cash flows. Factors which management considers in performing this assessment include curr ent operating results and trends, demand, competition and other economic factors.

Investments in Affiliates During 1997, the Company acquired interests in two joint ventures which will supply the Company with premium cigars, for a total cost of $13,315. As of December 31, 1997, $5,900 of the total cost is reflected as Due to Affiliates. The excess of the purchase price over the Company' s equity interest in the net assets of the joint ventures is being amortized over 40 years.

Deferred Financing Costs Deferred financing costs relate to costs incurred in connection with long-term bank financing obtained by the Company. Costs of $6,090, which are included in other assets, are being amortized on a straight-line basis (which approximates the interest method) over the term of the financing agreements. Amortization expense for the years ended December 31, 1997 and 1996, and for the period from November 7, 1995 to December 31, 1995 was $1,121, $1,074 and $144, respectively.

Interest Rate Swaps The Company periodically enters into interest rate swap agreements which change the interest payable on a portion of its outstanding long-term debt from a variable to a fixed rate basis. These agreements involve the receipt of variable rate payments in exchange for fixed rate payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued and recognized as an adjustment to interest expense as interest rates change.

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

Reclassifications Certain items in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

3. INVENTORIES:

Inventories consist of the following:

As of December 31,                       1997                1996
-------------------------------          ----                ----
Finished goods.................       $16,908             $12,489
Work-in-process................         2,871               2,809
Raw materials..................        33,485              31,023
Stores and supplies............         7,450               8,615
                                      -------             -------
                                      $60,714             $54,936
                                      =======             =======

The tobacco content of inventories is stated using the LIFO method. As of December 31, 1997 and 1996, inventories of $52,647 and $47,137, respectively, are stated using the LIFO method of accounting. These amounts are greater (less) than the corresponding replacement costs by $(169) and $2,216 as of December 31, 1997 and 1996, respectively.


4. DEBT:

Long-term debt consists of the following:

As of December 31,                              1997              1996
------------------                              ----              ----
Revolving credit borrowings (a)..........     $101,000          $  1,000
Term loan with interest of 7.93%.........           --           116,500
Capital lease obligations (b)............           --                --
Miscellaneous............................           92               185
                                              --------          --------
                                               101,092           117,685
Less, current portion....................           --            17,102
                                              --------          --------
                                              $101,092          $100,583
                                              ========          ========
------------
(a) In 1997, represents borrowings under $130,000 unsecured revolving credit facility with weighted interest at 6.97%. In 1996, represents borrowings under $27,000 revolving credit facility with interest from 7.93% to 9.50%.

(b) The Company leases land, buildings and equipment under a capital lease. As of December 31, 1997, property, plant and equipment included $8,336 (net of accumulated depreciation of $1,937), relating to the assets under lease. As of November 1, 1995, the Company has extinguished its liability under the capital lease by purchasing investments and placing such investments in an irrevocable trust, which will be used to satisfy principal and interest payments for the remainder of the lease.

In November 1997, the Company modified its credit agreement with BankBoston, N.A., as administrative agent, which consisted of a $27 million revolving credit facility and term loans aggregating $130 million. The modified credit agreement is a $130 million unsecured revolving credit facility ("the Agreement"), maturing in November 2001. The facility will reduce by $15 million on each anniversary date. At the Company's option, interest is payable based on (a) "alternate base rate" plus an applicable margin, as defined, which was 8.50% as of December 31, 1997, or (b) Eurodollar rate plus an applicable margin, as defined, which was 6.70% as of December 31, 1997.

The Agreement contains various restrictive covenants including, among other things, limitations on the ability of the Company and its subsidiaries to incur debt, create liens, pay dividends, sell assets and make investments and acquisitions. The Company's ability to pay dividends is limited to a pool of $10 million plus 25% of net income, as defined, for the four quarters most recently ended prior to the dividend payment date. In addition, the Agreement requires the Company to maintain specified financial ratios and satisfy certain tests, including minimum net worth and indebtedness to EBITDA and maximum leverage ratios. The Agreement also contains customary events of default.

As of December 31, 1997, the Company had $28.4 million of unused availability thereunder after taking into account approximately $0.6 million utilized to support letters of credit. The weighted average interest rate on all outstanding debt as of December 31, 1997 and 1996 wa s 7.36% and 7.72%, respectively.

The Company previously entered into two interest rate swap agreements which have an aggregate notional amount of $50 million as of December 31, 1997. The notional amounts decrease to $15 million on November 16, 1998, and the remaining agreement terminates on July 2, 1999. Under the terms of the swap agreements, the Company pays a fixed interest rate of 5.9% and receives a variable interest rate equal to three month LIBOR. Such agreements effectively convert the interest on $50 million of long-term debt from a variable rate to a fixed rate of interest. In the event of nonperformance by the counterparties, the Company could lose some or all of any future positive cash flows. However, the Company does not currently anticipate nonperformance by such counterparties. The fair value of interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreements. As of December 31, 1997 and 1996, the Company would have had to pay insignificant amounts to terminate the swap agreements.

The fair value of the Company's long-term debt approximates the carrying value as of December 31, 1997 and 1996 based on interest rates available for debt with similar terms.

Interest costs, including related party amounts disclosed in Note 12, incurred during the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995, and the period from January 1, 1995 to November 6, 1995 were $8,203, $9,638, $1,721, and $5,321, respectively. Interest capitalized in those periods approximated $345, $223, $30, and $26, respectively.

Interest income, including the related party amounts disclosed in Note 12, approximated $154, $133, $20, and $1,858 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995, and the period from January 1, 1995 to November 6, 1995, respectively.


5. INCOME TAXES:

Prior to the Acquisition, the Company's income tax filings were the responsibility of AMPCo. For periods subsequent to November 6, 1995, the Company will be included in consolidated income tax filings with Hay Island. In accordance with a tax sharing agreement with Hay Island, the Company has computed its provision for income taxes for the years ended December 31, 1997 and 1996 and for the period from November 7, 1995 through December 31, 1995 on a separate company basis.

The provision for income taxes consists of:

                                                  SUCCESSOR                     PREDECESSOR
                                -------------------------------------------     -----------
                                                                Period from     Period from
                                 Year Ended      Year Ended   November 7 to    January 1 to
                                December 3,     December 31,    December 31,    November 6,
                                       1997            1996            1995            1995
                                -----------     -----------   -------------    ------------
Current:
Federal........................    $ 19,779        $ 11,780        $  1,220        $ 10,619
State and local................       2,920           1,614             235           1,136
                                   --------        --------        --------        --------
                                     22,699          13,394           1,455          11,755
Deferred, principally federal..       2,691           2,612             773            (219)
                                   --------        --------        --------        --------
                                   $ 25,390        $ 16,006        $  2,228        $ 11,536
                                   ========        ========        ========        ========

The difference between the actual income tax provision and the income tax provision computed by applying the statutory federal income tax rate to income before provision for income taxes is attributable to the following:


                                                      SUCCESSOR                        PREDECESSOR
                                  ----------------------------------------------      ------------
                                                                     Period from       Period from
                                    Year Ended       Year Ended    November 7 to      January 1 to
                                  December 31,     December 31,     December 31,       November 6,
                                          1997             1996             1995              1995
                                  -------------    ------------    -------------      ------------
Federal statutory rate...........        35.0%            35.0%            34.0%             35.0%
State and local income taxes,
  net of federal income taxes....         3.2%             3.1%             4.4%              2.4%
Goodwill amortization............          --               --               --               0.3%
Nondeductible expenses...........         0.3%             0.4%             0.3%              0.4%
Other, net.......................         0.8%             0.7%             (.6%)             0.1%
                                         ----             ----             ----              ----
                                         39.3%            39.2%            38.1%             38.2%
                                         ====             ====             ====              ====

The components of net deferred tax assets and liabilities are as follows:

As of December 31,                                               1997       1996
------------------                                               ----       ----
Current deferred tax assets:
Accrued expenses and reserves............................      $  604     $  494
Inventory capitalization.................................       1,052      1,310
LIFO reserve.............................................          58         --
                                                               ------     ------
                                                                1,714      1,804
                                                               ------     ------
Current deferred tax liabilities:
Accounts receivable......................................         496         --
LIFO inventory...........................................          --        601
                                                               ------     ------
                                                                  496        601
                                                               ------     ------
Current deferred income taxes............................      $1,218     $1,203
                                                               ======     ======

Noncurrent deferred tax assets:
Postretirement and postemployment benefit accruals.......      $  703     $  355
Other....................................................         219         86
                                                               ------     ------
                                                                  922        441
                                                               ------     ------
Noncurrent deferred tax liabilities:
Goodwill.................................................       1,312        962
Depreciation.............................................       5,922      3,389
Pension..................................................         298        190
Other....................................................         686        489
                                                               ------     ------

                                                                8,218      5,030
                                                               ------     ------
Noncurrent deferred income taxes.........................      $7,296     $4,589
                                                               ======     ======


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

Pension income includes the following:


                                                   SUCCESSOR                     PREDECESSOR
                                --------------------------------------------    ------------
                                                                 Period from     Period from
                                  Year Ended      Year Ended   November 7 to    January 1 to
                                December 31,    December 31,    December 31,     November 6,
                                        1997            1996            1995            1995
                                ------------    ------------   -------------    ------------
Service cost...................      $ 1,367         $ 1,342         $   182         $   793
Interest cost..................        3,292           3,091             495           2,445
Actual return on plan assets...       (9,252)         (7,387)         (1,383)         (3,336)
Net amortization and deferral..        4,281           2,646             618             (75)
                                     -------         -------         -------         -------
                                     $  (312)        $  (308)        $   (88)        $  (173)
                                     =======         =======         =======         =======

The assumptions used in the calculation of the projected benefit obligation and the net periodic pension expense (benefit) as of and for the periods ended were as follows:


                                                                  SUCCESSOR                     PREDECESSOR
                                                --------------------------------------------    -----------
                                                                                 Period from    Period from
                                                  Year Ended     Year Ended    November 7 to   January 1 to
                                                December 31,   December 31,     December 31,    November 6,
                                                        1997           1996             1995           1995
                                                ------------   ------------    -------------   ------------
Assumed rates of return on plan assets.........         10.0%          10.0%            10.0%          10.0%
Assumed discount rates (used to measure
  year-end projected benefit obligation).......         7.25            7.5              7.0            7.1
Assumed rates of compensation increases........      5.0-7.0        5.0-9.7          5.0-9.7        5.0-9.7

As of December 31, 1997 and 1996, the plans' assets were cash and investments in equity and fixed income securities. The plans' funded status and amounts recognized in the Company's consolidated balance sheets were as follows:

                                                  1997                             1996
                                         -----------------------           -----------------------
                                          Over-           Under-            Over-           Under-
                                         funded           funded           funded           funded
                                          Plans            Plans            Plans            Plans
                                         ------           ------           ------           ------
Accumulated benefit obligation:
Vested benefit obligation...........   $ 22,301         $ 21,053         $ 36,965         $  1,076
Non-vested benefit obligation.......         87              189              935               40
                                       --------         --------         --------         --------
                                       $ 22,388         $ 21,242         $ 37,900         $  1,116
                                       ========         ========         ========         ========
Projected benefit obligation........   $ 27,265         $ 21,672         $ 42,686         $  1,631
Plan assets at fair value...........     38,816           20,025           51,659            1,630
                                       --------         --------         --------         --------
Plan assets over (under)
   projected benefit obligation.....     11,551           (1,647)           8,973               (1)
Unrecognized net gain...............     (5,074)          (1,387)          (4,607)            (244)
Unrecognized prior service cost.....        484            1,045              539               --
                                       --------         --------         --------         --------
Prepaid (accrued) pension cost......   $  6,961         $ (1,989)        $  4,905         $   (245)
                                       ========         ========         ========         ========

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

The Company recorded pension expense under the Supplemental Plan of $595, $610, $45 and $234 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively.

Savings Plan The Company has a savings plan (the "Plan") under Section 401(k) of the Internal Revenue Code, to provide its eligible employees with additional income upon retirement. The Plan requires specified contributions and allows discretionary contributions by the Company. Expense under the Plan was $527, $526, $80 and $373 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively.

7. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

The Company provides certain health care benefits for retired employees and their eligible dependents. A significant number of the Company's employees may become eligible for these benefits if they are employed until retirement age and have fulfilled certain service requirements.

The provision for postretirement benefits included the following:

                                          SUCCESSOR                     PREDECESSOR
                       -------------------------------------------     ------------
                                                        Period from     Period from
                        Year Ended       Year Ended   November 7 to    January 1 to
                       December 31,    December 31,    December 31,     November 6,
                               1997            1996            1995            1995
                       ------------    ------------   -------------    ------------
Service cost...........     $  316         $   443         $  64         $  249
Interest cost..........        705             720           122            565
Amortization of gain...       (228)            (75)          (14)          (153)
                            ------         -------         -----         ------
                            $  793         $ 1,088         $ 172         $  661
                            ======         =======         =====         ======

The amount recognized in the Company's consolidated balance sheets for postretirement benefits other than pensions is as follows:


As of December 31,                                                                   1997         1996
------------------                                                                   ----         ----
Actuarial present value of accumulated postretirement benefit obligation:
Retirees...................................................................      $  5,071       $ 4,594
Fully eligible active participants.........................................         3,110         2,055
Other active participants..................................................         2,538         3,755
Unrecognized gain..........................................................         2,857         2,794
                                                                                 --------      --------
                                                                                 $ 13,576      $ 13,198
                                                                                 ========      ========

The assumptions used in the calculation of the accumulated postretirement benefit obligation are as follows:


As of December 31,                                                                   1997         1996
------------------                                                                   ----         ----
Discount rates.............................................................          7.25%        7.75%

The health care cost trend rate used as of December 31, 1997 is 10.0%, decreasing gradually to 5.5% in 2001.

A one percentage point increase in the assumed health care cost trend rate in each period would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $1,319, and the aggregate of the service cost and interest cost by $237 for the year ended December 31, 1997.

8. POSTEMPLOYMENT BENEFITS OTHER THAN TO RETIREES:

The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement. Postretirement service cost expense amounted to approximately $202, $207, $7 and $157 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995, and the period from January 1, 1995 to November 6, 1995, respectively.

The amount recognized on the Company's consolidated balance sheets for postemployment benefits other than to retirees is as follows:


As of December 31,                                                             1997      1996
------------------                                                             ----      ----
Actuarial present value of accumulated postemployment benefit obligations:
Former employees..........................................................    $ 697     $ 514
Unrecognized gain (loss)..................................................      (32)       76
                                                                              -----     -----
                                                                              $ 665     $ 590
                                                                              =====     =====

The assumed discount rate used to determine the accumulated postemployment benefit obligation is 7.25%, 7.5%, 7.0% and 8.25% for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively.

9. COMMITMENTS AND OTHER:

As of December 31, 1997, the Company was committed under long-term operating leases expiring through 2003. Minimum annual rental and lease commitments were as follows:

                                Transportation
Year ending December 31:             Equipment            Other            Total
------------------------        --------------            -----            -----
1998.....................               $1,910            $735            $2,645
1999.....................                2,006             550             2,556
2000.....................                  221             444               665
2001.....................                  232             329               561
2002.....................                  243             190               433
Thereafter...............                  255             190               445

Rent and lease expense was $2,796, $2,481, $246 and $1,450 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively.

Commitments relating to contracts to purchase tobacco from various suppliers approximated $5,438 as of December 31, 1997.

During the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, sales to one customer aggregated approximately 12%, 14%, 17% and 11%, respectively.

10. STOCKHOLDERS' EQUITY:

On December 18, 1996, the Company completed an initial public offering (the "Offering") of 6,000,000 shares of Class A Common Stock at a price of $17 per share, resulting in net proceeds (after issuance costs) of $95.1 million. The net proceeds were paid as a dividend to Hay Island.

Prior to consummation of the Offering, the Company amended its authorized capital stock to 75,000,000 shares of Class A Common Stock and 28,100,000 shares of Class B Common Stock and converted each outstanding share of its current common stock into 281,000 shares of its newly created Class B Common Stock (totaling 28,100,000 shares of Class B Common Stock). Immediately after consummation of the Offering and as of December 31, 1997 and 1996, the Company had 6,000,000 shares of Class A Common Stock and 28,100,000 shares of Class B Common Stock outstanding.

The preference and relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects except for disparity in voting power and conversion rights. Each share of Class A Common Stock and Class B Common Stock entitles the holder of record to one vote and ten votes, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The Class A Common Stock has no conversion rights.


11. STOCK OPTION PLAN:

The 1996 Stock Option Plan (the "Plan"), provides that selected employees, consultants and directors may be granted incentive stock options, nonqualified stock options and stock appreciation rights ("SARs") at exercise prices not less than the fair market value per share at the date of grant. Pursuant to the Plan, the aggregate number of shares of Class A Common Stock which may be made subject to awards of stock options or SARs shall not exceed at any time 10% of the then outstanding shares of common stock, in the aggregate. The maximum term of any stock option granted under the Plan is ten years and generally will vest in annual one-third increments. Concurrently with the consummation of the Offering, the Company granted 1,564,000 options under the Plan at an exercise price of $17 per share. During 1997, an additional 320,580 options were granted under the Plan at a weighted average exercise price of $17.29 per share. No SARs were granted during 1997 and 1996. As of December 31, 1997, 521,333 options are exercisable at a weighted average exercise price of $17 per share, and 1,525,420 shares were available for grant of options or SARs. No stock options were exercised or forfeited during 1997 and 1996.

The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Plan. If the Company had elected to recognize compensation cost for the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended December 31,                            1997             1996
-----------------------                            ----             ----
Net income:
  As reported...........................         $39,295          $24,793
  Pro forma.............................          36,678           24,600
Basic earnings per share:
  As reported...........................         $  1.15          $   .73
  Pro forma.............................            1.08              .72
Diluted earnings per share:
  As reported...........................         $  1.15          $   .73
  Pro forma.............................            1.07              .72

The fair value of stock options used to compute pro forma net income and earnings per share in accordance with SFAS No. 123 is the estimated present value at grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997: dividend yield of 0%; expected volatility of 30.3%; a risk free interest rate of 6.14% and an expected holding period of five years; for 1996: dividend yield of 0%; expected volatility of 30.0%; a risk free interest rate of 6.14% and an expected holding period of five years.

12. RELATED PARTIES:

Prior to November 6, 1995, AMPCo provided the Company with certain support in areas of finance, tax and accounting, treasury and risk management and human resources. Charges incurred for such services, which were allocated based on estimated costs incurred by AMPCo on behalf of the Company, for the period from January 1, 1995 to November 6, 1995 were $1,500. In the opinion of management, the amounts allocated were reasonable based on the level of support provided by AMPCo and reflect all services provided by AMPCo.

AMPCo also provided the Company with financing for its short- and long-term needs and held the bonds on a certain capital lease (see Note 4). Interest costs for the period from January 1, 1995 to November 6, 1995 were $2,393.

Through November 6, 1995, a subsidiary of the Company held certain patents, copyrights and tradenames used by the Company and AMPCo. Royalty income of $2,293 was included in other expense (income), net for the period from January 1, 1995 to November 6, 1995.

Interest income recorded under a Note Receivable from AMPCo approximated $1,537 for the period from January 1, 1995 to November 6, 1995.

Certain members of the Company's Board of Directors are affiliated with entities which provide legal, consulting and other advisory services to the Company. Payments to such entities aggregated $646, $922, $2,500 and $101 for the years ended December 31, 1997 and 1996, the period from November 7, 1995 to December 31, 1995 and the period from January 1, 1995 to November 6, 1995, respectively.

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

The amount payable under the Management Services Agreement for the year ended December 31, 1997 was $925, payable in twelve monthly installments. The Management Services Agreement provides that the amounts payable thereunder will be reviewed on an annual basis and, based on an agreed upon allocation of Hay Island's costs for the services performed, the amount payable thereunder will be increased or decreased, provided that any increase in such amount will be limited to a percentage increase based upon the change in the Consumer Price Index for all Urban Consumers, Northeast for the preceding twelve-month period.

Each party will agree to indemnify the other, except in certain limited circumstances, against liabilities that the other may incur that are caused by or arise in connection with such party's failure to fulfill its material obligations under the Managem ent Services Agreement.


13. CONTINGENCIES:

The tobacco industry continues to experience significant health-related litigation. Plaintiffs in such cases typically seek compensation and, in some cases, punitive damages, for various injuries allegedly sustained from the use of tobacco products or exposure to tobacco smoke, including health care costs. The Company is not aware of any adverse decision or judgment having been rendered against smokeless tobacco or cigar manufacturers.

The Company is a defendant, along with other defendants in an action brought by an individual plaintiff in Louisiana seeking damages and other relief in connection with injuries allegedly resulting from use of the Company's and the other defendants' products. In addition, the Company together with other defendants has been named in a Texas action brought by another individual seeking damages and other relief in connection with injuries allegedly caused to plaintiff by products manufactured by the Company and the other defendants. The Company believes that it has meritorious defenses and is vigorously defending these lawsuits.

The Company is also subject to other litigation, claims and contractual agreements arising in the ordinary course of business. In the opinion of management, the cost, if any, of resolving all litigation and contingencies should not have a significant impact on the Company's consolidated financial position. There can be no assurance, however, that the Company may not be named as a defendant in future suits, nor can there be any assurance that existing or future litigation will not result in an adverse judgment against the Company which could have a material adverse effect on the Company's business, future results of operations or cash flows. The Company does not carry insurance to protect against health-related product liability because the cost of obtaining such coverage is commercially prohibitive. Additionally, a judgment against the Company with respect to a product or any related products could preclude the further sale of such product, which could have a material adverse effect on the Company's business.

In 1996, the federal Food and Drug Administration ("FDA") for the first time asserted jurisdiction over nicotine in tobacco as a "drug" and issued regulations purporting to regulate smokeless tobacco products as "medical devices." These regulations prohibit the sale of smokeless tobacco products to minors and severely restrict advertising, marketing and promotion of smokeless tobacco products. The regulations also require the Company and other manufacturers to comply with a wide range of labeling, reporting and other requirements. In April 1997, ruling in a case filed by the Company and other smokeless tobacco manufacturers to challenge the FDA's authority, a federal court held that the FDA as a matter of law is not precluded from regulating smokeless tobacco products as "medical devices" or from implementing certain labeling and access restrictions. At the same time, however, the court said that the FDA has no authority to restrict the advertising and promotion of smokeless tobacco products and stayed the effectiveness of any of the restrictions related to labeling, access, advertising and promotion due to take effect in 1997 and 1998 pending further order of the court. The court's opinion is now on appeal before the U.S. Court of Appeals for the 4th Circuit. The Company is unable to predict the outcome of the appeal or its impact on those portions of the regulation that have not been given effect. Any further provisions of these regulations that become effective could have a materially adverse effect on the Company's business.

Cigars and smokeless tobacco products have long been subject to federal, state and local excise taxes. Such taxes are frequently subject to proposed increases, in some cases significant increases, to fund various legislative initiatives. The Balanced Budget Act adopted by Congress in 1997, provides for increases in federal excise taxes on all tobacco products in two stages, beginning in 2000. Management does not believe that these increases will have a material adverse effect on the Company's operations, however, enactment of new or significant further increases in existing federal, state or local excise taxes could have a material adverse effect on the Company's business.

The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of future actions regarding environmental matters, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse impact upon the Company's consolidated financial position, results of operations or cash flows.

In June 1997, the five largest tobacco companies announced an agreement with trial lawyers and the Attorneys General of several states suing to recoup Medicare and Medicaid expenses (the "Proposed Settlement"). Although the Company was not a party to any of the actions being settled, legislation introduced in Congress in the wake of the Proposed Settlement seeks to raise the price of cigarettes and other tobacco products significantly (by levying new federal excise taxes or by imposing significant new fees and penalties) and to regulate all tobacco products (including cigars in some cases) by imposing full FDA regulation and adopting new and highly restrictive marketing requirements. The Company cannot anticipate whether any of this legislation will be adopted or the extent to which it may impact the Company's business.

On February 9, 1998, the Company was notified by the Federal Trade Commission ("FTC") of the adoption by the FTC of an Order to File a Special Report on the Company's advertising and marketing expenditures with regard to its cigar business for 1997 and 1996. This information is similar to information which the Company has filed with the FTC for many years with respect to its smokeless tobacco products.

14. RECENTLY ISSUED ACCOUNTING STANDARDS:

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for the Company's 1998 fiscal year. The Company is in the process of determining its preferred disclosure format.

In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting, includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. This statement is effective for the Company's 1998 fiscal year. The Company is in the process of evaluating the disclosure requirements under this standard.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS No. 8 7, 88, and 106, and is intended to standardize the disclosure requirements for employer sponsored retirement plans and other retiree benefits. SFAS No. 132 will require new information from plan sponsors, eliminate certain information that is no longer considered useful, but will not modify recognition or measurement requirements. The Company has not yet evaluated the effects of this standard on the financial statements.

15. QUARTERLY FINANCIAL DATA (unaudited):


Quarter ended:                         March 31        June 30   September 30    December 31
--------------                         --------        -------   ------------    -----------
1997
Net sales.........................      $63,799        $70,669        $75,491        $65,685
Gross profit......................       30,479         35,745         37,711         34,001
Operating profit..................       14,947         19,470         20,062         18,595
Income before income taxes........       12,833         17,346         18,068         16,438
Net income........................        7,765         10,500         10,924         10,106
Earnings per share:
  Basic...........................      $   .23        $   .31        $   .32        $   .30
  Diluted.........................      $   .23        $   .31        $   .32        $   .30
Stock price high..................       18 3/4         19 1/2         18 7/8         21 5/8
Stock price low...................       13 1/4         13 1/2         14 1/4         14 1/4

1996
Net sales.........................      $48,628        $58,978        $61,212        $56,411
Gross profit......................       23,677         30,078         29,180         28,530
Operating profit..................        9,695         15,399         13,326         12,037
Income before income taxes........        7,317         13,041         10,848          9,593
Net income........................        4,447          7,925          6,592          5,829
Earnings per share:
  Basic...........................      $   .13        $   .23        $   .19        $   .17
  Diluted.........................      $   .13        $   .23        $   .19        $   .17

Pro forma net income(a)...........      $ 5,615        $ 9,093        $ 7,760        $ 6,998
Pro forma earnings per share:(a)
  Basic...........................      $   .16        $   .27        $   .23        $   .21
  Diluted.........................      $   .16        $   .27        $   .23        $   .21
Stock price high..................           --             --             --         17 1/2
Stock price low...................           --             --             --         15 1/2

-----------
(a) Pro forma net income and earnings per share assumes the Management Service Agreement had been in effect on January 1, 1996 and excludes from 1996 results certain one-time special bonuses to management in connection with the Offering.


The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with SFAS No. 128.

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the accompanying consolidated balance sheets of Swisher International Group Inc. and Subsidiaries (the "Successor") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996 and the period from November 7, 1995 to December 31, 1995. We have also audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Swisher International, Inc. and Subsidiaries (the "Predecessor") for the period from January 1, 1995 to November 6, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Swisher International Group Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997 and 1996 and the period from November 7, 1995 to December 31, 1995, and the consolidated results of operations and cash flows of Swisher International, Inc. and Subsidiaries for the period from January 1, 1995 to November 6, 1995, all in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, prior to November 6, 1995, the Predecessor was a wholly owned subsidiary of American Maize-Products Company ("AMPCo"). On November 6, 1995, AMPCo was acquired by Eridania Beghin-Say, S.A. ("EBS"), which simultaneously entered into an agreement to sell the Predecessor to the Successor. As a result of the acquisition on November 6, 1995, the Successor's consolidated results of operations and cash flows for the years ended December 31, 1997 and 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods.


/s/ COOPERS & LYBRAND L.L.P.


New York, New York
February 5, 1998.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Cynthia Z. Brighton(4)
Vice President-Financial Services
Treasurer

Robert A. Britton(4)
Executive Vice President
Chief Financial Officer

Nicholas J. Cevera, Jr.
Executive Vice President
Operations

C. Keith Hartley(1),(2),(3),(4)
Managing Partner-Corporate Finance
Forum Capital Markets LLC

Alfred F. La Banca(2),(3)
Chairman of the Board
Mailex Corporation

Timothy Mann(1)
President

Donald E. McNicol(1),(2),(3),(4)
Counsel
Schnader Harrison Segal & Lewis LLP

Charles H. Mullen(2),(3)
Private Investor

J. Thomas Ryan, III
Executive Vice President
Sales and Marketing

John R. Tweedy(2),(3)
Private Investor

William T. Ziegler(1)
Chairman of Executive Committee
Chief Operating Officer

William Ziegler, III(1)
Chairman of the Board
Chief Executive Officer

-------------
(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Pension Committee



EXECUTIVE OFFICERS

William Ziegler, III
Chief Executive Officer

William T. Ziegler
Chief Operating Officer

Timothy Mann
President

Robert A. Britton
Executive Vice President
Chief Financial Officer

Nicholas J. Cevera, Jr.
Executive Vice President
Operations

Blake T. Newton, III
Executive Vice President
General Counsel

J. Thomas Ryan, III
Executive Vice President
Sales and Marketing

Justo S. Amato
Senior Vice President
Finance

Paul M. Arvia
Senior Vice President
Sales

Barry L. Drugg
Senior Vice President
Human Resources

John E. Fraleigh
Senior Vice President
Tobacco Procurement

Peter J. Ghiloni
Senior Vice President
Marketing

Cynthia Z. Brighton
Vice President-Financial Services
Treasurer

Karl H. Ziegler
Secretary

CORPORATE INFORMATION

COMMON STOCK

The Common Stock of Swisher International Group Inc. is traded on the New York Stock Exchange under the symbol SWR. As of December 31, 1997, there were approximately 4,250 shareholders of record.

STOCK TRANSFER AGENT & REGISTRAR
Boston EquiServe
150 Royall Street
Canton, MA  02021

CORPORATE OFFICES
20 Thorndal Circle
Darien, Connecticut  06820
203.656.8000

FORM 10-K
A copy of Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended December 31, 1997, is available upon written request from investor relations at Swisher's corporate offices. Requests may also be faxed to: 203.656.3151.

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at the Maritime Aquarium at Norwalk on May 7, 1998, in Norwalk, Connecticut, at 10:00 am.